Bradford & Bingley

SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05010771

Tel. 01274 806106

9 August 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 8/30

Re 82-5154

18 July 2005

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**July 2005**	**June 2005**	**% change**
Outstanding current balance of mortgages	£1,777,925,445	£1,710,008,479	4.0%
Number of mortgages	31,736	30,266	4.9%
Average loan balance	£56,022	£56,499	(0.8%)
Weighted average current LTV	50.85%	51.39%	(1.1%)
Arrears:			
1 month +	0.72%	0.53%	35.8%
3 months +	0.07%	0.09%	(22.2%)
12 months +	0%	0%	0%
repossessions	0%	0%	0%

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Phillip McLelland
Tel: +44 (0) 1274 806112
Email: phillip.mclelland@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Re 82-5154

Bradford & Bingley

Interim Results

For the period ended 30 June 2005

9 August 2005

Bradford & Bingley

Interim results for the period ended 30 June 2005

Contents **Page**

The financial information in this document is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures included in this document for the financial year ended 31 December 2004 are not the company's statutory accounts for that financial year. Those statutory accounts, which were prepared under UK Generally Accepted Accounting Principles, have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial conditions, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations

Bradford & Bingley

Interim results for the period ended 30 June 2005#

Highlights

- Underlying profit before tax up 8% to £150.0m (1H 2004: £139.4m)
- Profit before tax up 6% to £147.9m (1H 2004: proforma £139.4m; statutory £143.4m)
- Underlying earnings per share up 6% to 17.1p (1H 2004: 16.1p)
- Earnings per share up 5% to 16.9p (1H 2004: proforma 16.1p; statutory 16.0p)
- Underlying return on equity up to 17.0% (1H 2004: 15.3%)
- Interim dividend per share up 5% to 6.0p (1H 2004: 5.7p)
- Lending business controlled within challenging environment
  - Lending profit before tax up 8% to £120.3m (1H 2004: proforma £111.9m)
  - Lending balances up 5% to £29.3bn (1H 2004: proforma £28.0bn)
- Strong performance from the Retail business
  - Retail profit before tax up 13% to £35.7m (1H 2004: proforma £31.6m)
  - Savings balances up 13% to £17.1bn (1H 2004: proforma £15.1bn)
- Material reduction in absolute costs; cost management embedded into the business
  - Underlying core costs down 6% to £129.1m (1H 2004: £137.8m)
  - Underlying core cost:income ratio improved to 45.9% (1H 2004: 49.1%)
- Impairment charge remains low at £1.9m (1H 2004: proforma release £0.8m), reflecting fully secured loan portfolio

Commenting on the results, Steven Crawshaw, Group Chief Executive, said:

"We have grown underlying profit before tax by 8% during a period that saw some challenging trading conditions in the first quarter. We are ahead of schedule with our cost programme, Retail has performed very well and despite controlling our Lending business carefully we have grown specialist lending balances by 5%.

"Our fully secured lending book remains high quality and low risk. The lending environment outlook improved during the second quarter in terms of both credit quality and volume prospects. We shall continue to take advantage of the good growth offered in our chosen specialist markets."

An explanation of the accounting bases used to prepare these interim results and defining the terms "Underlying",

Section A – Group Performance

Group Results

Underlying profit before tax in the first half of the year increased by 8% to £150.0m (1H 2004: £139.4m) as a result of the growth in the Lending business and profit growth in Retail. We have successfully completed our disposal programme, delivered on our cost reduction programme ahead of schedule and simplified and streamlined our business. Profit before tax increased by 6% to £147.9m (1H 2004: proforma £139.4m; statutory £143.4m). Underlying earnings per share were up 6% to 17.1p (1H 2004: 16.1p) with a 5% increase in dividend to 6.0p (1H 2004: 5.7p). Basic earnings per share increased by 5% to 16.9p (1H 2004: proforma 16.1p; statutory 16.0p). Underlying return on equity increased to 17.0% (1H 2004: 15.3%) and the underlying cost:income ratio improved to 45.9% (core business 1H 2004: 49.1%; Group 1H 2004: 62.7%).

Group Underlying Performance[#]

£m	6 months to 30 June 2005	6 months to 30 June 2004	12 months to 31 December 2004
Profit before tax	**150.0**	**139.4**	**280.4**
Net income – core business	281.0	280.9	572.6
Net income – total Group	281.0	371.6	711.6
Costs – core business	129.1	137.8	284.9
Costs – total Group	129.1	233.0	432.2
Cost/income ratio – core business	45.9	49.1	49.8
Cost/income ratio – total Group	45.9	62.7	60.7
Return on equity	17.0	15.3	16.1
Earnings per share	17.1	16.1	32.4

Reconciliation of Profits

		Proforma[#]	
£m	6 months to 30 June 2005	6 months to 30 June 2004	12 months to 31 December 2004
Profit before taxation and loss on sale of discontinued operations	**147.9**	**139.4**	**228.7**
Fair value	(0.2)	-	-
Restructuring costs	2.3	-	14.6
Compensation costs	-	-	37.1
Underlying profit before tax	**150.0**	**139.4**	**280.4**

[#] An explanation of the accounting bases used to prepare these interim results and defining the terms "Underlying", "Proforma" and "Statutory" is provided on page 10.

Business Segment Performance

Underlying profit before tax	6 months to 30 June 2005	6 months to 30 June 2004	% change
£m			
Lending	120.3	111.9	8
Treasury and Reserves	16.6	23.3	(29)
Retail	35.7	31.6	13
Group Services	(22.6)	(22.9)	1
Underlying profit before tax – core business	**150.0**	**143.9**	**4**
Non-core business	-	(4.5)	-
Total	**150.0**	**139.4**	**8**

Lending

Lending net income increased by 7% to £155.8m (1H 2004: £145.8m) and profit before tax increased 8% to £120.3m (1H 2004: £111.9m) as Group net interest margin decreased 4bp to 119bp (1H 2004: 123bp). The effects of increased balances and maintained new business margins were partially offset by the increased cost of funds attributable to a deliberate change in funding mix.

Total lending balances increased by 5% to £29.3bn (1H 2004: £28.0bn), total gross new lending was £3.1bn (1H 2004: £4.8bn).

Residential lending balances increased to £23.9bn (1H 2004: £22.5bn). Gross new residential lending was £2.5bn compared with the record residential lending in the first half of 2004 of £4.1bn. Included within new lending is £476m of mortgage portfolios acquired during the period (1H 2004: £710m). The Group saw a decrease in the redemption rate during 1H 2005 to 18.1% of opening balances (1H 2004: 21.3%).

We managed the Lending business very carefully in the autumn of 2004, running down business levels to reduce risk and strain over M-Day, when mortgage regulation was introduced, and as we implemented a major operational upgrade which included switching our residential lending operations to a new mortgage system.

As we started to rebuild volumes in 4Q 2004 and 1Q 2005 the whole mortgage market slowed markedly. We took the decision to focus on preserving quality in what was an uncertain credit environment. In 2Q 2005 the wider market showed steady recovery. We became more comfortable with the outlook for the credit environment and have rebuilt pipeline and completions steadily month on month back toward our natural market share. We are confident that lending volumes will be more representative of our natural position in the market during the second half of the year.

We believe the growth of the buy-to-let market has continued to be above that of the whole market during the first half. We believe the buy-to-let market has good growth potential as it enjoys continuing support from strong social, economic and demographic drivers.

We remain committed to strengthening our position as a leading player in the specialist lending markets. Our market share of the buy-to-let market is around 20% and we hold very strong positions in the self-cert and lifetime markets, both of which have good growth prospects.

The commercial lending market continued to be very competitive in the first half. Again, we kept our focus on writing business where margins and credit terms were at acceptable levels. Consequently, Commercial and Housing Association balances remained broadly flat at £5.4bn (2H 2004: £5.3bn) and new lending was £639m (1H 2004: £661m).

Our total lending book split remains 82% Residential lending and 18% Commercial and Housing Association lending (2H 2004: 82% and 18% respectively). All our loans continue to be secured on property and we have no exposure to unsecured lending.

Credit Quality and Impairment

The fully secured nature of our portfolio is reflected in very low impairment charges. A small charge of £1.9m has been made to the income statement for impairment (1H 2004: proforma release £0.8m). We maintain our conservative stance toward provisioning, ensuring cover against all identifiable potential losses. Residential impairment allowance is £45.6m (1H 2004: proforma £40.0m) and represents 0.18% (1H 2004: proforma 0.16%) of residential assets.

As anticipated, following the interest rate rises in 2003 and 2004, arrears levels have shown a further increase during the first half of the year. These rises have been within management expectations. At the end of June 2005 residential loans more than three months in arrears had increased 23bp to 100bp (2H 2004: 77bp). This compares with the Council of Mortgage Lenders (CML) statistic for the whole market which increased 28bps to 91bp (2H 2004: 63bp). Buy-to-let arrears increased to 93bp (2H 2004: 52bp).

Arrears for both the Group and the market as a whole are extremely low in a historical context and are unlikely to show a material deterioration. The main driver of the recent rise in arrears has been stress from increased cost of debt arising from the 125bp aggregate increase in base rates which is working its way through the system. The recent reduction in interest rates should have a positive impact. Increases in arrears do not necessarily translate into increases in possessions and losses. We have a high equity cushion in our portfolio - the average indexed LTV of loans in arrears is 58%.

We are confident that our conservative underwriting processes and lending policy will ensure the high overall quality of our book is maintained. High levels of equity underpin our loans and the average LTV on new residential lending decreased to 71% (1H 2004: 75%). The average LTV across our whole residential lending portfolio remained static at 67% on an original basis and increased slightly to 48% on an indexed basis (1H 2004: 66% and 46% respectively).

We continue to have a fully secured balance sheet and, as such, have no exposure to the current material deterioration in the consumer credit market.

Balance Sheet and Capital

The Group's total assets increased 2% to £39.0bn (2H 2004: £38.2bn). In line with our plans to diversify the Group's funding mix this growth was mainly funded through secured and retail channels. We securitised a further £2.0bn of residential mortgages and grew savings balances by a net £0.9bn. Savings balances now represent 44% of total liabilities, (2H 2004: 42%) with 31% attributable to wholesale funding (2H 2004: 39%), 15% to secured funding (2H 2004: 11%) and the remainder to capital and other liabilities. Whilst beneficial to the strength of the balance sheet in the medium-term, improving funding diversity away from the wholesale markets has given rise to an increase in our overall cost of funds and impacted Group net interest margin.

Underlying Treasury & Reserves profit fell 29% to £16.6m compared to the exceptionally strong first half in 2004 (1H 2004: £23.3m) as a flat interest rate structure did not provide the opportunities of that period.

The Group's capital position remains strong with a total capital ratio of 14.1% (2H 2004: 13.2%) and a tier 1 ratio of 8.1%, slightly above our target range of 7% to 8%.

We are well prepared for the introduction of Basel II. Whilst we expect that adoption of the internal ratings based approach will operate in our favour given the fully secured composition of our balance sheet, we believe that the scale and timing of any reductions available to the sector as a whole is being exaggerated by some commentators. In any event, the capital held today by banks is determined by the management, rather than regulatory guidelines. We expect this to remain the case after the implementation of Basel II.

Retail

Retail profit before tax increased 13% to £35.7m (1H 2004: £31.6m) while total Retail income decreased 5% to £94.8m. We have simplified our processes and continue to focus on optimising our branch network. We have also been working on expanding our multi-channel coverage developing our direct and on-line channels.

Our Savings business has continued the strong performance it showed in 2004 with net balance growth of 13% to £17.1bn (1H 2004: £15.1bn). Our new Internet savings channel has proved very successful in gathering new deposits and over four out of five accounts opened through this channel introduced new customers to the Group.

Our relationship with Legal & General continues to be successful. On 1 July 2005 we launched an "open architecture" wealth platform, with L&G advisers offering a range of funds from top fund managers in each major asset class to ensure our customers have choice and a clear, easy to use proposition.

Other Non-Interest Income

Other non-interest income increased to £9.8m (1H 2004: £9.2m). The main element of this income arises from the ongoing exercise to take advantage of investor demand for commercial property and reduce the size of the Group's owned property portfolio. Profit on the sale and leaseback of properties totalled £8.1m in 1H 2005, compared to the £6.4m in 1H 2004. We will continue to organise our property affairs to optimise efficiency and expect this type of income to recur, albeit at possibly reduced levels, in future years.

Operating Costs

Underlying costs were reduced by 6% to £129.1m (1H 2004: £137.8m) reflecting the success of the cost reduction programme initiated last year. Our stated target was to remove £40m of expenditure in the core businesses by the end of 2005, at 2004 prices and volumes, with an additional £10m saving from our relationship with Legal & General. We are well ahead of schedule in achieving this target, through simplifying the organisation around fewer lines of business and improving efficiency in both front and back office processes while minimising the impact on growth-generating areas of the business.

We do not believe that cost cutting alone is the route to building a strong, sustainable business and have continued to invest in those parts of the business where we believe we can generate growth and value.

Restructuring costs

Restructuring costs of £2.3m were incurred in the first half of the year representing the re-organisation and redundancy costs following the disposal of non-core businesses and our cost reduction programme announced in 2004.

Dividend

The Board has approved an interim dividend of 6.0p (1H 2004: 5.7p) per share for payment on 7 October 2005 to shareholders on the register as at 26 August 2005, an increase of 5%.

Market and Environment

The housing market is achieving the soft landing that we predicted at the end of the year and house prices have remained broadly static through the period. Housing market fundamentals are strong and we expect this situation to continue. Mortgage affordability should remain at historically good levels with positive impact from lower interest rates and unemployment remaining low. In addition, constriction of housing supply continues to provide underlying support to the market.

Property transaction levels and mortgage volumes have been running at monthly levels significantly below the same period last year. This reflects both the downturn in 1Q 2005 and an abnormally strong period of activity in the first half of 2004. Absolute levels have been recovering through 2Q 2005 and all the evidence points to house prices, mortgage volumes and property transactions staying at more normal levels.

Demand for rental property from both tenants and landlords is good. Surveys show high levels of confidence amongst landlords and a continued desire to invest in property for the long term. The prospects of stable house prices and rising rents are contributing to improving yield prospects.

Demand for an alternative to conventional pension schemes is persisting. Increasing numbers of households are [illegible] household size is reducing, the student population continues to grow and flexibility in the

labour market is increasing. Government policy in respect of planning, Real Estate Investment Trusts ("REITs") and Self-Invested Pension Plans ("SIPPs") is also likely to provide support to the property related markets.

Outlook for 2005

We will continue to grow in our chosen segments of the mortgage market and build on our existing market positions. Profits from the lending business will continue to grow as balance growth combines with stabilising net interest margins.

This ambition is underpinned by robust fundamentals supporting the wider secured lending market and the good growth prospects and attractive margins of our chosen segments. Overall, we are expecting asset growth in the market to be respectable but at more measured levels than in the recent past.

We are investing in our Retail business to drive growth from the more efficient, more profitable platform we have created. We will also ensure that the dramatic changes we have made over the last year continue to bed down.

The full benefits of the cost programme we initiated in 2004 will be visible by the end of the year and we will maintain a rigorous watch on cost levels moving forward.

We remain comfortable with the mean of analysts' forecasts for the full year*.

Analysis of Profits and EPS[#]

In order to aid comparison of the 2005 results with those of 2004, comparatives on a statutory and proforma IFRS basis have been provided. In addition, the underlying results are presented excluding restructuring costs and the costs associated with compensation claims for investments sold when the Group previously provided independent financial advice. These underlying results also exclude losses arising on the sale of non-core businesses and certain impacts of IAS 39.

Details of the profit before tax, profit attributable to shareholders and EPS on each basis are presented in the following table:

	6 months to 30 June 2005	**6 months to 30 June 2004**	**12 months to 31 December 2004**
Statutory Basis			
Profit before tax and loss on sale of discontinued businesses £m	147.9	143.4	231.9
Profit attributable to equity shareholders £m	105.8	99.8	28.6
Basic EPS pence	16.9	16.0	4.6
Proforma Basis			
Profit before tax and loss on sale of discontinued businesses £m	147.9	139.4	228.7
Profit attributable to equity shareholders £m	105.8	100.2	33.1
Basic EPS pence	16.9	16.1	5.2
Underlying profits			
Underlying operating profit before tax £m	150.0	139.4	280.4
Underlying profit attributable to equity shareholders £m	107.2	100.2	202.9
Underlying EPS pence	17.1	16.1	32.4

The reconciliation of underlying profit is set out in Note 3 of the Proforma Interim Results on page 37.

Underlying segmental profits £m			
Lending	120.3	111.9	249.8
Treasury and Reserves	16.6	23.3	36.9
Retail	35.7	31.6	61.6
Group Services	(22.6)	(22.9)	(59.6)
Underlying profit before tax – core business	**150.0**	**143.9**	**288.7**
Non-core business	-	(4.5)	(8.3)
Underlying profit before tax	**150.0**	**139.4**	**280.4**

[#] An explanation of the accounting bases used to prepare these interim results and defining the terms "Underlying", "Proforma" and "Statutory" is provided on page 10.

Accounting Bases

These results are the first reported by the Group under the new International Financial Reporting Standards ("IFRS"). IFRS are becoming the standard accounting convention for the consolidated accounts of all listed companies within the European Union. Transition to IFRS is being undertaken in two stages; most of the standards are implemented and reported in these results on the basis that they had been in place since 1 January 2004, with 2004 information restated in line with those standards. There are two further standards, International Accounting Standard 32 'Financial Instruments: Disclosure and Presentation' ("IAS 32") and International Accounting Standard 39 'Financial Instruments: Recognition and Measurement' ("IAS 39") ("the Financial Instruments Standards"), that are implemented on the basis of being in effect from 1 January 2005, and 2004 information need not be restated in line with those two standards. The Board has therefore prepared the 2004 Group results on three bases.

The first basis, the "Statutory" basis, excludes the Financial Instruments Standards – this exclusion is permitted for 2004 only, and was introduced because IAS 39 was only issued in December 2004, therefore it was not practical for companies to comply with the IAS 39 hedge accounting rules for the start of the 2004 year. Information on the Statutory basis is included in the Summary of Results on page 11 and in the financial information presented in Section B.

The second basis, the "Proforma" basis, applies, in addition to the Statutory basis, most[#] of the elements of the Financial Instrument Standards. This restatement is not required for 2004; however, the Board believe this information is necessary for a comparable assessment of performance between 2004 and 2005 accounting periods. This conclusion arises because the Financial Instruments Standards include other changes in addition to the hedge accounting changes, relating to the accounting for interest receivable and payable and for impairment, which are for the Group, the most material differences between UK GAAP accounting and IFRS, and to omit these changes from a consideration of the performance of the Group could be misleading. Information on the Proforma basis is included in the Summary of Results on page 11 and in the financial information presented in Section C.

The third basis of preparation, the underlying basis, applies to certain measures of performance. References to underlying performance measures exclude restructuring costs, compensation for potential claims for regulated investment business written in the past and losses on the sale of businesses. In addition, following the transition to IFRS, the net fair value gains on hedging instruments are included in the Group's Financial Information for the first time. While information and awareness of the final impacts of IFRS hedge accounting convention are developing, these net gains as at 30 June 2005 have also been excluded from underlying profit. A reconciliation between the proforma profit and the underlying profit is provided in Section C on page 37.

[#] The 2004 financial information described as the Proforma basis information complies with all elements of IAS 32 and IAS 39 with the exception of those sections relating to hedging, hedge effectiveness and fair value. In the Proforma basis 2004 information, derivative and

Summary of Results

			Proforma		Statutory	
		6 months to 30 June 2005	6 months to 30 June 2004	12 months to 31 Dec 2004	6 months to 30 June 2004	12 months to 31 Dec 2004
Group financial performance						
Profit before tax and loss on sale of discontinued operations	£m	**147.9**	**139.4**	**228.7**	**143.4**	**231.9**
Underlying profit before tax*	£m	**150.0**	**139.4**	**280.4**	-	-
Underlying profit before tax - core business*	£m	**150.0**	**143.9**	**288.7**	-	-
Loss before tax - non-core businesses	£m	-	(4.5)	(28.6)	(4.5)	(28.6)
Profit after tax	£m	**105.8**	**100.2**	**33.1**	**104.6**	**38.3**
Profit attributable to equity shareholders	£m	**105.8**	**100.2**	**33.1**	**99.8**	**28.6**
Underlying profit attributable to equity shareholders*	£m	**107.2**	**100.2**	**202.9**	-	-
Net income**	£m	**281.2**	**371.6**	**711.6**	**374.5**	**708.6**
Net income - core business**	£m	**281.2**	**280.9**	**572.6**	**283.8**	**569.6**
Administrative expenses	£m	**131.4**	**233.0**	**483.9**	**235.4**	**489.0**
Administrative expenses – core business	£m	**131.4**	**137.8**	**316.3**	**140.2**	**321.4**
Underlying costs*	£m	**129.1**	**233.0**	**432.2**	-	-
Underlying costs - core business*	£m	**129.1**	**137.8**	**284.9**	-	-
Key ratios						
Group						
Net interest margin	%	**1.19**	**1.23**	**1.25**	**1.26**	**1.26**
Interest spread	%	**1.01**	**1.08**	**1.09**	**1.11**	**1.09**
Non-interest income to net income ratio	%	**19.9**	**40.9**	**35.9**	**39.9**	**35.3**
Underlying cost/income ratio*	%	**45.9**	**62.7**	**60.7**	-	-
Underlying cost/income ratio - core business*	%	**45.9**	**49.1**	**49.8**	-	-
Cost/income ratio***	%	**46.7**	**62.7**	**68.0**	**62.9**	**69.0**
Underlying effective tax rate*	%	**28.1**	**28.1**	**27.6**	-	-
Effective tax rate	%	**28.5**	**28.1**	**29.3**	**27.1**	**28.0**
Underlying return on equity*	%	**17.0**	**15.3**	**16.1**	-	-
Return on equity	%	**16.8**	**15.3**	**2.6**	**15.6**	**2.9**
Underlying earnings per share*	p	**17.1**	**16.1**	**32.4**	-	-
Basic earnings per share	p	**16.9**	**16.1**	**5.2**	**16.0**	**4.6**
Diluted earnings per share	p	**16.9**	**16.0**	**5.1**	**16.0**	**4.6**
Dividend per share	p	**6.0**	**5.7**	**17.1**	**5.7**	**17.1**
Lending						
Net interest margin	%	**0.99**	**0.98**	**1.10**	**1.00**	**1.07**
Total lending assets	£bn	**29.3**	**28.0**	**29.0**	**27.9**	**28.9**
Residential assets	£bn	**23.9**	**22.5**	**23.7**	**22.4**	**23.6**
New residential advances	£bn	**2.5**	**4.1**	**7.7**	**4.1**	**7.7**
Residential redemptions	£bn	**2.1**	**2.2**	**4.7**	**2.2**	**4.7**
Residential redemptions (% opening book)	%	**18.1**	**21.3**	**22.6**	**21.4**	**22.7**
New commercial and housing association advances	£bn	**0.6**	**0.7**	**1.5**	**0.7**	**1.5**
Lending risk weighted assets	£bn	**14.1**	**15.4**	**14.9**	**15.3**	**14.8**
Retail						
Net interest margin	%	**0.74**	**0.80**	**0.80**	**0.80**	**0.80**
Savings balances – convenience	£bn	**4.4**	**4.7**	**4.5**	**4.7**	**4.5**
Savings balances – value	£bn	**10.5**	**8.1**	**9.6**	**8.1**	**9.6**
Savings balances – Isle of Man	£bn	**2.2**	**2.3**	**2.1**	**2.3**	**2.1**
Operating margin	%	**37.7**	**31.7**	**30.9**	**31.7**	**30.9**
Capital structure						
Tier 1	£m	**1,443.1**	**1,400.6**	**1,412.9**	**1,367.5**	**1,375.9**
Tier 1 ratio	%	**8.1**	**7.5**	**7.5**	**7.4**	**7.3**
Tier 2	£m	**1,140.9**	**1,143.7**	**1,142.3**	**1,171.9**	**1,167.1**
Total capital ratio	%	**14.1**	**13.1**	**13.2**	**13.1**	**13.1**
Tier 2 to tier 1 ratio	%	**79.1**	**81.7**	**80.8**	**85.7**	**84.8**
Risk weighted assets	£bn	**17.8**	**18.6**	**18.8**	**18.6**	**18.7**

* The Underlying basis is defined on page 10 and analyses of underlying profit, costs and earnings per share are provided in Section C notes 3, 7 and 14 respectively.

** Net income includes net operating income and non-operating income.

*** Cost/income ratio represents administrative expenses divided by net income.

Bradford & Bingley

Interim results for the period ended 30 June 2005

Section B – Results for the six months to 30 June 2005 compared to 2004 information on the Statutory basis

Summary of Results

		6 months to 30 June 2005	6 months to 30 June 2004	12 months to 31 December 2004
Group financial performance				
Profit before tax and loss on sale of discontinued operations	£m	**147.9**	**143.4**	**231.9**
Loss before tax - non-core businesses	£m	**-**	**(4.5)**	**(28.6)**
Profit after tax	£m	**105.8**	**104.6**	**38.3**
Profit attributable to equity shareholders	£m	**105.8**	**99.8**	**28.6**
Net income*	£m	**281.2**	**374.5**	**708.6**
Net income - core business*	£m	**281.2**	**283.8**	**569.6**
Administrative expenses	£m	**131.4**	**235.4**	**489.0**
Administrative expenses - core business	£m	**131.4**	**140.2**	**321.4**
Key ratios				
Group				
Net interest margin	%	**1.19**	**1.26**	**1.26**
Interest spread	%	**1.01**	**1.11**	**1.09**
Non-interest income to net income ratio	%	**19.9**	**39.9**	**35.3**
Cost/income ratio**	%	**46.7**	**62.9**	**69.0**
Cost/income ratio - core business**	%	**46.7**	**49.4**	**56.4**
Return on equity	%	**16.8**	**15.6**	**2.9**
Basic earnings per share	p	**16.9**	**16.0**	**4.6**
Diluted earnings per share	p	**16.9**	**16.0**	**4.6**
Dividend per share	p	**6.0**	**5.7**	**17.1**
Lending				
Net interest margin	%	**0.99**	**1.00**	**1.07**
Total lending assets	£bn	**29.3**	**27.9**	**28.9**
Residential assets	£bn	**23.9**	**22.4**	**23.6**
New residential advances	£bn	**2.5**	**4.1**	**7.7**
Residential redemptions	£bn	**2.1**	**2.2**	**4.7**
Residential redemptions (% opening book)	%	**18.1**	**21.4**	**22.7**
New commercial and housing association advances	£bn	**0.6**	**0.7**	**1.5**
Lending risk weighted assets	£bn	**14.1**	**15.3**	**14.8**
Retail				
Net interest margin	%	**0.74**	**0.80**	**0.80**
Savings balances – convenience	£bn	**4.4**	**4.7**	**4.5**
Savings balances – value	£bn	**10.5**	**8.1**	**9.6**
Savings balances – Isle of Man	£bn	**2.2**	**2.3**	**2.1**
Operating margin	%	**37.7**	**31.7**	**30.9**
Capital structure				
Tier 1	£m	**1,443.1**	**1,367.5**	**1,375.9**
Tier 1 ratio	%	**8.1**	**7.4**	**7.3**
Tier 2	£m	**1,140.9**	**1,171.9**	**1,167.1**
Total capital ratio	%	**14.1**	**13.1**	**13.1**
Tier 2 to tier 1 ratio	%	**79.1**	**85.7**	**84.8**
Risk weighted assets	£bn	**17.8**	**18.6**	**18.7**

* Net income is defined as net operating income and non-operating income.
** Cost/income ratio is represents administrative expenses divided by net income.

Independent review report to Bradford & Bingley plc

Introduction

We have been engaged by the company to review the financial information set out on pages 15 to 29 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the group will be prepared in accordance with IFRSs adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG Audit Plc
Chartered Accountants
Leeds
8 August 2005

Financial Information

Consolidated Income Statement

For the 6 months to	30 June 2005	30 June 2004 Continuing Operations Core	30 June 2004 Discontinued Operations Non-core	30 June 2004 Total Operations
£m				
Interest receivable and similar income	1,052.9	848.3	-	848.3
Interest expense and similar charges	(828.7)	(631.4)	-	(631.4)
Net interest income	**224.2**	**216.9**	**-**	**216.9**
Fee and commission income	44.1	69.0	90.7	159.7
Fee and commission expense	-	(18.5)	-	(18.5)
Net fee and commission income	**44.1**	**50.5**	**90.7**	**141.2**
Gains less losses on sale of debt securities	0.9	8.3	-	8.3
Fair value net gains	0.2	-	-	-
Other operating income	3.7	1.7	-	1.7
Net operating income	**273.1**	**277.4**	**90.7**	**368.1**
Administrative expenses	(131.4)	(140.2)	(95.2)	(235.4)
Impairment losses on loans and advances	(1.9)	4.3	-	4.3
Non-operating income	8.1	6.4	-	6.4
Profit before taxation	**147.9**	**147.9**	**(4.5)**	**143.4**
Taxation	(42.1)	(40.2)	1.4	(38.8)
Profit for the period	**105.8**	**107.7**	**(3.1)**	**104.6**
Attributable to:				
- Equity shareholders	105.8			99.8
- Minority interest	-			4.8
	105.8			**104.6**
Earnings per share:				
- basic	16.9p	16.5p	(0.5)p	16.0p
- diluted	16.9p	16.5p	(0.5)p	16.0p

... Statutory basis as defined on page 10

Financial Information (continued)

Consolidated Income Statement

For the 12 months to 31 December 2004	Continuing Operations Core	Discontinued Operations Non-core	Total Operations
£m			
Interest receivable and similar income	1,858.4	-	1,858.4
Interest expense and similar charges	(1,410.0)	-	(1,410.0)
Net interest income	**448.4**	**-**	**448.4**
Fee and commission income	133.8	139.0	272.8
Fee and commission expense	(35.6)	-	(35.6)
Net fee and commission income	**98.2**	**139.0**	**237.2**
Gains less losses on sale of debt securities	10.0	-	10.0
Fair value net gains	-	-	-
Other operating income	6.6	-	6.6
Net operating income	**563.2**	**139.0**	**702.2**
Administrative expenses	(321.4)	(167.6)	(489.0)
Impairment losses on loans and advances	12.3	-	12.3
Non-operating income	6.4	-	6.4
Profit before taxation and loss on sale of discontinued operations	**260.5**	**(28.6)**	**231.9**
Taxation	(68.5)	3.5	(65.0)
Profit after taxation and before loss on sale of discontinued operations	**192.0**	**(25.1)**	**166.9**
Loss on sale of discontinued operations, net of taxation			(128.6)
Profit for the financial year			**38.3**
Attributable to:			
- Equity shareholders			28.6
- Minority interest			9.7
			38.3
Earnings per share:			
- basic	8.6p	(4.0)p	4.6p
- diluted	8.6p	(4.0)p	4.6p

2004 Financial information presented on a Statutory basis as defined on page 10.

Financial Information (continued)

Consolidated Balance Sheet

As at	30 June 2005	30 June 2004	31 December 2004
£m			
Assets			
Cash and balances at central banks	50.8	44.1	51.2
Treasury bills and other eligible bills	-	123.9	380.4
Loans and advances to banks	4,104.9	3,701.9	4,156.0
Loans and advances to customers	29,260.0	27,871.0	28,868.4
Fair value adjustments of portfolio hedging	224.6	-	-
Debt securities	4,885.9	3,462.9	4,317.7
Derivative financial instruments	290.2	-	-
Prepayments and accrued income	44.1	168.8	167.9
Other assets	15.1	145.6	48.4
Deferred tax assets	14.9	47.8	35.7
Property, plant and equipment	89.5	118.1	94.9
Intangible assets	38.4	140.8	29.1
Total assets	**39,018.4**	**35,824.9**	**38,149.7**
Liabilities			
Deposits by banks	1,083.7	2,509.5	1,274.3
Customer accounts	19,790.5	17,233.0	18,954.1
Derivative financial instruments	585.7	-	-
Debt securities in issue	14,413.1	12,990.9	14,938.9
Other liabilities	211.0	136.4	117.2
Accruals and deferred income	126.2	195.6	195.8
Current tax liabilities	86.7	103.7	68.2
Retirement benefit obligations	86.1	81.5	84.6
Provisions	32.2	0.9	48.3
Subordinated liabilities	1,143.9	1,122.2	1,122.5
Other capital instruments	172.7	-	-
Total liabilities	**37,731.8**	**34,373.7**	**36,803.9**
Equity			
Capital and reserves attributable to equity holders:			
Share capital	158.6	158.5	158.5
Share premium reserve	4.9	3.9	3.9
Available-for-sale reserve	4.8	-	-
Cash flow hedge reserve	8.5	-	-
Other reserves	25.0	25.0	25.0
Retained earnings	1,084.8	1,115.2	1,009.8
Total attributable equity	**1,286.6**	**1,302.6**	**1,197.2**
Minority interest	-	148.6	148.6
Total equity and liabilities	**39,018.4**	**35,824.9**	**38,149.7**

2004 Financial information presented on a Statutory basis as defined on page 10.

Financial Information (continued)

Consolidated Cash Flow Statement

£m	6 months to 30 June 2005	6 months to 30 June 2004	12 months to 31 December 2004
Cash flows from operating activities			
Profit before taxation and loss on sale of discontinued operations	**147.9**	**143.4**	**231.9**
Adjustments to reconcile net profit to cash flow from / (used in) operating activities			
Depreciation and amortisation	6.4	15.0	17.8
Impairment losses on loans and advances	6.6	6.9	8.5
Loans and advances written off, net of recoveries	(3.7)	(3.5)	(5.8)
Interest on subordinated loans added back	43.9	39.4	78.8
(Profit) / loss on sale of property, plant and equipment	(7.9)	(7.1)	(3.7)
(Profit) / loss on sale of debt securities	(0.9)	-	(10.0)
Cash flows from operating profits before changes in operating assets and liabilities	**192.3**	**194.1**	**317.5**
Net (increase) / decrease in operating assets:			
Treasury bills and other eligible bills	-	0.2	-
Loans and advances to banks and customers	126.6	(1,330.7)	(1,773.4)
Acquisition of mortgage portfolio	(476.0)	(701.2)	(1,265.5)
Derivative financial instruments	(290.2)	-	-
Fair value of portfolio hedges	(224.6)	-	-
Prepayments and accrued income	68.2	(53.9)	(35.7)
Other assets	6.2	(80.1)	(9.5)
Net increase / (decrease) in operating liabilities			
Deposits by banks and customer accounts	734.3	932.3	1,327.6
Items in course of collection	12.7	13.7	(30.9)
Debt securities in issue	(2,547.2)	233.1	323.8
Provision for liabilities and charges	(16.1)	(2.4)	45.0
Derivative financial instruments	585.7	-	-
Accruals and deferred income	(157.9)	(0.6)	205.0
Other liabilities	95.8	8.6	(6.7)
Income taxes paid	(22.8)	(26.0)	(71.9)
Other non-cash items	115.1	0.1	(1.6)
Net cash from operating activities	**(1,797.9)**	**(812.8)**	**(976.3)**
Cash flows from investing activities			
Disposal of subsidiaries, net of cash disposed	-	-	36.9
Purchase of property and equipment	(14.1)	(22.9)	(42.5)
Proceeds from sale of property and equipment	12.1	20.1	31.5
Purchase of securities	(1,655.5)	(2,000.4)	(2,574.6)
Proceeds from sale and redemption of securities	489.5	2,899.9	2,968.9
Net cash used in investing activities	**(1,168.0)**	**896.7**	**420.2**
Cash flows from financing activities			
Purchase of own shares	-	(0.8)	(0.8)
Proceeds from disposal of own shares	5.0	9.9	11.9
Proceeds from secured funding	1,998.5	1,346.6	3,346.6
Repayments of secured funding	-	-	(197.7)
Own share buyback	-	49.7	49.7
Interest paid on subordinated liabilities	(24.2)	(24.4)	(78.8)
Interest paid on other capital instruments	(9.7)	(9.7)	(9.7)
Dividends paid	(71.0)	(68.8)	(104.0)
Net cash from financing activities	**1,898.6**	**1,302.5**	**3,017.2**
Net (decrease) / increase in cash and cash equivalents	(1,067.3)	1,386.4	2,461.1
Cash and cash equivalents at beginning of period	5,761.5	3,300.4	3,300.4
Cash and cash equivalents at end of period	**4,694.2**	**4,686.8**	**5,761.5**
Represented by cash and assets with original maturity of 3 months or less within:			
Cash and balances with central banks	16.9	11.4	17.1
Loans and advances to banks	4,104.9	3,701.9	4,156.0
Debt securities	572.4	849.4	1,208.0
Treasury bills	-	124.1	380.4
	4,694.2	**4,686.8**	**5,761.5**

2004 Financial information presented on a Statutory basis as defined on page 10.

Financial Information (continued)

Consolidated Statement of Recognised Income and Expenses

£m	6 Months to 30 June 2005	6 months to 30 June 2004	12 months to 31 December 2004
Change in available-for-sale instruments	19.7	-	-
Change in cash flow hedges	12.1	-	-
Actuarial losses on defined benefit pension schemes	-	-	(1.4)
Taxation on items taken directly to equity	(9.5)	-	0.4
Net income recognised directly in equity	22.3	-	(1.0)
Profit for the period	105.8	104.6	38.3
Total recognised income and expense for the period	**128.1**	**104.6**	**37.3**
Attributable to:			
Equity shareholders	128.1	99.8	27.6
Minority interest	-	4.8	9.7
	128.1	**104.6**	**37.3**

2004 Financial information presented on a Statutory basis as defined on page 10.

Notes to the Financial Information

1. Basis of preparation

The basis of preparation for 2005 financial information is on page 61, and for 2004 financial information on page 53.

2. Accounting policies

The principal accounting polices are provided in Appendix 2.

3. Segmental reporting

For the 6 months to 30 June 2005	Lending	Treasury & reserves	Retail	Group services	**Core Group Total**	Distribution non-core	**Group Total (inc non-core)**
£m							
Net interest income	141.2	21.0	62.0	-	**224.2**	-	**224.2**
Non-interest income*	14.0	-	32.8	9.1	**55.9**	-	**55.9**
Gains less losses on sale of debt securities	0.6	0.3	-	-	**0.9**	-	**0.9**
Fair value net gains	-	0.2	-	-	**0.2**	-	**0.2**
Net income	**155.8**	**21.5**	**94.8**	**9.1**	**281.2**	**-**	**281.2**
Administrative expenses	(33.6)	(4.7)	(59.1)	(31.7)	**(129.1)**	-	**(129.1)**
Restructuring costs	-	-	-	(2.3)	**(2.3)**	-	**(2.3)**
Impairment losses	(1.9)	-	-	-	**(1.9)**	-	**(1.9)**
Profit/(loss) before taxation	**120.3**	**16.8**	**35.7**	**(24.9)**	**147.9**	**-**	**147.9**

For the 6 months to 30 June 2004	Lending	Treasury & reserves	Retail	Group services	**Core Group Total**	Distribution non-core	**Group Total (inc non-core)**
£m							
Net interest income	131.8	24.4	60.7	-	**216.9**	-	**216.9**
Non-interest income*	12.0	-	39.1	7.5	**58.6**	90.7	**149.3**
Gains less losses on sale of debt securities	-	8.3	-	-	**8.3**	-	**8.3**
Net income	**143.8**	**32.7**	**99.8**	**7.5**	**283.8**	**90.7**	**374.5**
Administrative expenses	(34.8)	(3.5)	(68.2)	(33.7)	**(140.2)**	(95.2)	**(235.4)**
Impairment losses	4.3	-	-	-	**4.3**	-	**4.3**
Profit/(loss) before taxation	**113.3**	**29.2**	**31.6**	**(26.2)**	**147.9**	**(4.5)**	**143.4**

* Non-interest income includes net fee and commission income, other operating income and non-operating income.

Notes to the Financial Information (continued)

3. Segmental reporting (continued)

For the 6 months to 31 December 2004	Lending	Treasury & reserves	Retail	Group services	Core Group Total	Distribution non-core	Group Total (inc non-core)
£m							
Net interest income	150.0	20.5	61.0	-	**231.5**	-	**231.5**
*Non-interest income**	11.9	-	38.6	2.1	**52.6**	48.3	**100.9**
Gains less losses on sale of debt securities	-	1.7	-	-	**1.7**	-	**1.7**
Net income	**161.9**	**22.2**	**99.6**	**2.1**	**285.8**	**48.3**	**334.1**
Administrative expenses	(33.6)	(4.7)	(69.6)	(41.9)	**(149.8)**	(52.1)	**(201.9)**
Restructuring costs	-	-	-	(7.7)	**(7.7)**	(6.9)	**(14.6)**
Compensation costs	-	-	-	(23.7)	**(23.7)**	(13.4)	**(37.1)**
Impairment losses	8.0	-	-	-	**8.0**	-	**8.0**
Profit/(loss) before tax and loss on sale of discontinued operations	**136.3**	**17.5**	**30.0**	**(71.2)**	**112.6**	**(24.1)**	**88.5**

For the 12 months to 31 December 2004	Lending	Treasury & reserves	Retail	Group services	Core Group Total	Distribution non-core	Group Total (inc non-core)
£m							
Net interest income	281.8	44.9	121.7	-	**448.4**	-	**448.4**
Non-interest income*	23.9	-	77.7	9.6	**111.2**	139.0	**250.2**
Gains less losses on sale of debt securities	-	10.0	-	-	**10.0**	-	**10.0**
Net income	**305.7**	**54.9**	**199.4**	**9.6**	**569.6**	**139.0**	**708.6**
Administrative expenses	(68.4)	(8.2)	(137.8)	(75.6)	**(290.0)**	(147.3)	**(437.3)**
Restructuring costs	-	-	-	(7.7)	**(7.7)**	(6.9)	**(14.6)**
Compensation costs	-	-	-	(23.7)	**(23.7)**	(13.4)	**(37.1)**
Impairment losses	12.3	-	-	-	**12.3**	-	**12.3**
Profit/(loss) before tax and loss on sale of discontinued operations	**249.6**	**46.7**	**61.6**	**(97.4)**	**260.5**	**(28.6)**	**231.9**

* Non-interest income includes net fee and commission income, other operating income and non-operating income.

Notes to the Financial Information (continued)

4. Net interest income

£m	6 months to 30 June 2005	6 months to 30 June 2004	12 months to 31 December 2004
Net interest income	224	217	448
Average interest-earning assets ("IEA")	38,019	34,514	35,774
Financed by:			
Interest-bearing liabilities	36,533	33,136	34,384
Interest-free liabilities	1,486	1,378	1,390
%			
Average rates			
Gross yield on IEA	5.58	4.95	5.23
Cost of interest-bearing liabilities	(4.57)	(3.84)	(4.14)
Interest spread	1.01	1.11	1.09
Contribution of interest-free liabilities	0.18	0.15	0.17
Net interest margin	**1.19**	**1.26**	**1.26**
Average bank base rate	4.75	4.05	4.36
Average 3-month LIBOR	4.91	4.37	4.64

5. Non-interest income

	6 months to 30 June 2005	6 months to 30 June 2004			12 months to 31 December 2004		
£m		Continuing	Discontinued	Total	Continuing	Discontinued	Total
Mortgage broking related	6.0	7.8	16.2	24.0	17.6	28.9	46.5
Investment related	16.0	18.5	3.8	22.3	35.0	5.5	40.5
General insurance	9.4	11.0	0.2	11.2	21.1	0.2	21.3
Other	0.7	1.1	0.6	1.7	2.5	0.7	3.2
Financial services	32.1	38.4	20.8	59.2	76.2	35.3	111.5
Property services	-	-	69.9	69.9	-	103.7	103.7
Lending related income	14.0	12.0	-	12.0	23.9	-	23.9
Income from sale and leaseback transactions	8.1	6.4	-	6.4	6.4	-	6.4
Other	1.7	1.8	-	1.8	4.7	-	4.7
Total	**55.9**	**58.6**	**90.7**	**149.3**	**111.2**	**139.0**	**250.2**

Notes to the Financial Information (continued)

6. Administrative expenses

£m	6 months to 30 June 2005	6 months to 30 June 2004 Continuing	6 months to 30 June 2004 Discontinued	6 months to 30 June 2004 Total	12 months to 31 December 2004 Continuing	12 months to 31 December 2004 Discontinued	12 months to 31 December 2004 Total
Staff related costs	59.8	72.0	57.3	129.3	143.0	89.4	232.4
Premises	9.2	8.9	8.4	17.3	17.7	12.8	30.5
Marketing	7.1	9.1	6.3	15.4	17.1	11.2	28.3
Other operating costs	46.9	42.6	22.6	65.2	94.6	33.1	127.7
Depreciation	6.1	5.4	0.6	6.0	13.3	0.8	14.1
Premium amortisation	-	2.2	-	2.2	4.3	-	4.3
	129.1	**140.2**	**95.2**	**235.4**	**290.0**	**147.3**	**437.3**
Restructuring costs	2.3	-	-	-	7.7	6.9	14.6
Compensation costs	-	-	-	-	23.7	13.4	37.1
Total	**131.4**	**140.2**	**95.2**	**235.4**	**321.4**	**167.6**	**489.0**

7. Lending – net new lending

For the 6 months to 30 June 2005 £m	Traditional	Mortgage Express	**Sub Total Residential**	Commercial Property & Housing Associations	**Total**
Gross advances	55.5	1,969.6	**2,025.1**	639.1	**2,664.2**
Net advances	(717.6)	599.3	**(118.3)**	57.8	**(60.5)**
Acquired mortgages	-	476.1	**476.1**	-	**476.1**
Balances	**4,651.8**	**19,257.3**	**23,909.1**	**5,350.9**	**29,260.0**

For the 6 months to 30 June 2004 £m	Traditional	Mortgage Express	**Sub Total Residential**	Commercial Property & Housing Associations	**Total**
Gross advances	136.9	3,266.7	**3,403.6**	661.1	**4,064.7**
Net advances	(775.5)	1,966.1	**1,190.6**	274.8	**1,465.4**
Acquired mortgages	-	709.5	**709.5**	-	**709.5**
Balances	**6,217.5**	**16,195.4**	**22,412.9**	**5,458.1**	**27,871.0**

For the 12 months to 31 December 2004 £m	Traditional	Mortgage Express	**Sub Total Residential**	Commercial Property & Housing Associations	**Total**
Gross advances	212.9	6,183.2	**6,396.1**	1,496.3	**7,892.4**
Net advances	(1,553.0)	3,249.7	**1,696.7**	117.4	**1,814.1**
Acquired mortgages	-	1,259.2	**1,259.2**	-	**1,259.2**
Balances	**5,406.7**	**18,163.7**	**23,570.4**	**5,298.0**	**28,868.4**

2004 Financial information presented on a Statutory basis as defined on page 10.

Notes to the Financial Information (continued)

8. Product mix

For the 6 months to 30 June 2005	New Mortgages		Balance	
	£m	%	£m	%
Buy to let	1,426.4	57	13,306.0	56
Self certification	719.4	29	3,928.8	16
Other specialist	103.0	4	336.3	1
Standard	252.4	10	6,338.0	27
Total	**2,501.2**	**100**	**23,909.1**	**100**

For the 6 months to 30 June 2004	New Mortgages		Balance	
	£m	%	£m	%
Buy to let	2,728.5	66	11,383.2	51
Self certification	943.6	23	2,811.8	13
Other specialist	70.7	2	69.5	0
Standard	370.3	9	8,148.4	36
Total	**4,113.1**	**100**	**22,412.9**	**100**

For the 12 months to 31 December 2004	New Mortgages		Balance	
	£m	%	£m	%
Buy to let	4,746.6	62	12,596.9	53
Self certification	2,048.8	27	3,590.2	15
Other specialist	216.5	3	224.0	1
Standard	643.4	8	7,159.3	31
Total	**7,655.3**	**100**	**23,570.4**	**100**

Notes to the Financial Information (continued)

9. Impairment/Provisions on loans and advances

£m	6 months to 30 June 2005	6 months to 30 June 2004	12 months to 31 December 2004
Impairment charge in the period on:			
Advances secured on residential property:			
Collective	0.2	-	-
Individual	1.9	-	-
General provision	-	-	(5.0)
Specific provision	-	(3.6)	(6.2)
	2.1	**(3.6)**	**(11.2)**
Other secured advances:			
Individual	(0.2)	-	-
General provision	-	0.2	(0.1)
Specific provision	-	(0.9)	(1.0)
	(0.2)	**(0.7)**	**(1.1)**
Total	**1.9**	**(4.3)**	**(12.3)**
Impairment allowance on:			
Advances secured on residential property:			
Collective	23.3	-	-
Individual	19.4	-	-
General provision	-	51.8	46.8
Specific provision	-	3.3	2.9
	42.7	**55.1**	**49.7**
Other secured advances:			
Collective	2.9	-	-
General provision	-	3.6	3.3
Specific provision	-	0.2	0.1
	2.9	**3.8**	**3.4**
Total	**45.6**	**58.9**	**53.1**

The description of bad debt provisions has changed following the implementation of IAS 39 with effect from 1 January 2005.

Notes to the Financial Information (continued)

10. Non-performing loans

As at		30 June 2005	30 June 2004	31 December 2004
Arrears				
Over 3 months				
Number of cases	Number	2,630	2,093	2,042
Proportion of total	%	0.86	0.66	0.65
Asset value	£m	276.4	139.2	180.7
Proportion of book	%	1.16	0.62	0.77
Over 12 months				
Number of cases	Number	198	348	236
Proportion of total	%	0.06	0.11	0.08
Asset value	£m	16.5	25.5	17.5
Proportion of book	%	0.07	0.11	0.07
Possession				
Number of cases	Number	237	68	40
Proportion of total	%	0.08	0.02	0.04
Asset value	£m	32.2	4.3	10.2
Proportion of book	%	0.13	0.02	0.04
Residential loan impairment allowance/bad debts provisions				
As % of residential assets	%	0.18	0.25	0.21
As % of residential non-performing loans	%	13.1	32.6	23.8

The figures above reflect the Group's total residential assets.

11. Loans and advances to customers

As at	30 June 2005	30 June 2004	31 December 2004
£m			
Advances secured on residential properties	25,990.9	24,334.6	25,590.1
Other secured advances	3,269.1	3,536.4	3,278.3
Total	**29,260.0**	**27,871.0**	**28,868.4**

12. Taxation

For the period ended	6 months to 30 June 2005	6 months to 30 June 2004	12 months to 31 December 2004
£m			
Profit before tax and loss on sale of discontinued operations	**147.9**	**143.4**	**231.9**
Corporation tax at 30%	**44.4**	**43.0**	**69.6**
Effects of:			
Expenses not deductible for tax	3.4	1.0	6.4
Lower rate on overseas earnings	(2.7)	(1.7)	(3.9)
Adjustments in respect of previous periods	(3.0)	(2.1)	(4.3)
Tax on minority interest	-	(1.4)	(2.8)
Total tax charge for the period	**42.1**	**38.8**	**65.0**
Effective tax rate (%)	**28.5**	**27.1**	**28.0**

2004 Financial information presented on a Statutory basis as defined on page 10.

Notes to the Financial Information (continued)

13. Earnings per share

	6 months to 30 June 2005	6 months to 30 June 2004	12 months to 31 December 2004
Earnings per share			
Basic (p)	16.9	16.0	4.6
Diluted (p)	16.9	16.0	4.6
Earnings per share are calculated using the following number of shares (m):			
Weighted average number of ordinary shares in issue	626.4	623.5	624.3
Dilutive effect of ordinary shares issuable under Company share scheme	1.3	1.7	1.3
Diluted ordinary shares	**627.7**	**625.2**	**625.6**

Shares acquired by employee share trusts which are deducted from equity have been excluded from the calculation of earnings per share as they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

14. Dividends

	6 months to 30 June 2005	6 months to 30 June 2004	12 months to 31 December 2004
£m			
Dividends paid	**71.0**	**68.1**	**104.4**

An interim dividend of 6.0p per share (1H 2004 5.7p) will be paid on 7 October 2005 to shareholders registered on 26 August 2005, representing an increase of 5%.

Notes to the Financial Information (continued)

15. Capital structure

As at	30 June 2005	30 June 2004	31 December 2004
£m			
Tier 1			
Share capital and reserves	1,286.6	1,302.6	1,197.2
Available-for-sale assets adjustment	(4.8)	-	-
Cash flow hedge adjustment	(8.5)	-	-
Deduction for intangible assets	(38.4)	(140.8)	(29.1)
Net pension deficit	60.2	57.1	59.2
Innovative tier 1	148.0	148.6	148.6
Total tier 1 capital	**1,443.1**	**1,367.5**	**1,375.9**
Upper tier 2			
Perpetual subordinated liabilities	548.6	549.7	549.9
Collective impairment/general provision*	24.4	49.7	44.6
Total upper tier 2 capital	**573.0**	**599.4**	**594.5**
Lower tier 2			
Term subordinated liabilities	567.9	572.5	572.6
Total tier 2 capital	**1,140.9**	**1,171.9**	**1,167.1**
Deductions	(69.2)	(104.4)	(79.6)
Total capital	**2,514.8**	**2,435.0**	**2,463.4**
Risk weighted assets (£bn)	17.8	18.6	18.7
Tier 1 ratio (%)	8.1	7.4	7.3
Total capital ratio (%)	14.1	13.1	13.1
Tier 2 to tier 1 ratio (%)	79.1	85.7	84.8

* General provision for 2004 financial information and collective impairment for 2005 financial information.

Innovative tier 1 and subordinated liabilities exclude any fair value adjustments arising from one to one hedging that are included in the consolidated balance sheet.

16. Retail branch network

As at	30 June 2005	30 June 2004			31 December 2004		
	Total	Core	Non-core	Total	Core	Non-core	Total
Number							
Branches:							
Banking	209	207	-	207	208	-	208
Estate Agency	-	-	246	246	-	-	-
Integrated	-	-	50	50	-	-	-
Charcol	-	-	18	18	-	-	-
Third Party Agents	107	109	-	109	107	-	107
	316	**316**	**314**	**630**	**315**	**-**	**315**

2004 Financial information presented on a Statutory basis as defined on page 10.

Notes to the Financial Information (continued)

17. Staff numbers

	6 months to 30 June 2005	6 months to 30 June 2004 Core	Non-core	Total	12 months to 31 December 2004 Core	Non-core	Total
Period ended headcount	**3,052**	**3,588**	**3,858**	**7,446**	**3,152**	**-**	**3,152**
Average headcount							
Full time	**2,458**	2,986	2,724	5,710	2,844	2,105	4,949
Part time	**636**	709	1,089	1,798	686	815	1,501
Headcount	**3,094**	**3,695**	**3,813**	**7,508**	**3,530**	**2,920**	**6,450**
Average full time equivalent							
Branch offices	**1,227**	1,398	-	1,398	1,375	-	1,375
Estate Agency offices	**-**	-	2,598	2,598	-	1,974	1,974
Charcol	**-**	-	514	514	-	421	421
Supporting functions	**1,533**	1,925	130	2,055	1,796	98	1,894
	2,760	**3,323**	**3,242**	**6,565**	**3,171**	**2,493**	**5,664**

Section C – Results for the six months to 30 June 2005 compared to 2004 information on the Proforma basis

Summary of Results

			Proforma	
		6 months to 30 June 2005	6 months to 30 June 2004	12 months to 31 December 2004
Group financial performance				
Profit before tax and loss on sale of discontinued operations	£m	**147.9**	**139.4**	**228.7**
Underlying profit before tax*	£m	**150.0**	**139.4**	**280.4**
Underlying profit before tax - core business*	£m	**150.0**	**143.9**	**288.7**
Loss before tax - non-core businesses	£m	**-**	**(4.5)**	**(28.6)**
Profit after tax	£m	**105.8**	**100.2**	**33.1**
Profit attributable to equity shareholders	£m	**105.8**	**100.2**	**33.1**
Underlying profit attributable to equity shareholders*	£m	**107.2**	**100.2**	**202.9**
Net income**	£m	**281.2**	**371.6**	**711.6**
Net income - core business**	£m	**281.2**	**280.9**	**572.6**
Administrative expenses	£m	**131.4**	**233.0**	**483.9**
Administrative expenses – core business	£m	**131.4**	**137.8**	**316.3**
Underlying costs*	£m	**129.1**	**233.0**	**432.2**
Underlying costs - core business*	£m	**129.1**	**137.8**	**284.9**
Key ratios				
Group				
Net interest margin	%	**1.19**	**1.23**	**1.25**
Interest spread	%	**1.01**	**1.08**	**1.09**
Non-interest income to net income ratio	%	**19.9**	**40.9**	**35.9**
Underlying cost/income ratio*	%	**45.9**	**62.7**	**60.7**
Underlying cost/income ratio - core business*	%	**45.9**	**49.1**	**49.8**
Cost/income ratio***	%	**46.7**	**62.7**	**68.0**
Underlying effective tax rate*	%	**28.1**	**28.1**	**27.6**
Underlying return on equity*	%	**17.0**	**15.3**	**16.1**
Return on equity	%	**16.8**	**15.3**	**2.6**
Underlying earnings per share*	p	**17.1**	**16.1**	**32.4**
Basic earnings per share	p	**16.9**	**16.1**	**5.2**
Diluted earnings per share	p	**16.9**	**16.0**	**5.1**
Dividend per share	p	**6.0**	**5.7**	**17.1**
Lending				
Net interest margin	%	**0.99**	**0.98**	**1.10**
Total lending assets	£bn	**29.3**	**28.0**	**29.0**
Residential assets	£bn	**23.9**	**22.5**	**23.7**
New residential advances	£bn	**2.5**	**4.1**	**7.7**
Residential redemptions	£bn	**2.1**	**2.2**	**4.7**
Residential redemptions (% opening book)	%	**18.1**	**21.3**	**22.6**
New commercial and housing association advances	£bn	**0.6**	**0.7**	**1.5**
Lending risk weighted assets	£bn	**14.1**	**15.4**	**14.9**
Retail				
Net interest margin	%	**0.74**	**0.80**	**0.80**
Savings balances – convenience	£bn	**4.4**	**4.7**	**4.5**
Savings balances – value	£bn	**10.5**	**8.1**	**9.6**
Savings balances – Isle of Man	£bn	**2.2**	**2.3**	**2.1**
Operating margin	%	**37.7**	**31.7**	**30.9**
Capital structure				
Tier 1	£m	**1,443.1**	**1,400.6**	**1,412.9**
Tier 1 ratio	%	**8.1**	**7.5**	**7.5**
Tier 2	£m	**1,140.9**	**1,143.7**	**1,142.3**
Total capital ratio	%	**14.1**	**13.1**	**13.2**
Tier 2 to tier 1 ratio	%	**79.1**	**81.7**	**80.8**
Risk weighted assets	£bn	**17.8**	**18.6**	**18.8**

* Underlying is defined in detail on page 10 and analysis of underlying profit, costs and earnings per share are provided in notes 3, 7, 14 respectively.
** Net income is defined as net operating income and non-operating income.
*** Cost/income ratio represents administrative expenses divided by net income.

2004 Financial information presented on a Proforma and Underlying basis as defined on page 10.

Financial Information

Consolidated Income Statement

For the 6 months to	30 June 2005	Proforma 30 June 2004 Continuing Operations Core	Proforma 30 June 2004 Discontinued Operations Non-core	Proforma 30 June 2004 Total Operations
£m				
Interest receivable and similar income	1,052.9	848.6	-	848.6
Interest expense and similar charges	(828.7)	(637.1)	-	(637.1)
Net interest income	**224.2**	**211.5**	**-**	**211.5**
Fee and commission income	44.1	52.0	90.7	142.7
Fee and commission expense	-	-	-	-
Net fee and commission income	**44.1**	**52.0**	**90.7**	**142.7**
Gains less losses on sale of debt securities	0.9	8.3	-	8.3
Fair value net gains	0.2	-	-	-
Other operating income	3.7	2.7	-	2.7
Net operating income	**273.1**	**274.5**	**90.7**	**365.2**
Administrative expenses	(131.4)	(137.8)	(95.2)	(233.0)
Impairment losses on loans and advances	(1.9)	0.8	-	0.8
Non-operating income	8.1	6.4	-	6.4
Profit before taxation	**147.9**	**143.9**	**(4.5)**	**139.4**
Taxation	(42.1)	(40.6)	1.4	(39.2)
Profit for the period	**105.8**	**103.3**	**(3.1)**	**100.2**
Attributable to:				
- Equity shareholders	105.8			100.2
	105.8			**100.2**
Earnings per share:				
- basic	16.9p	16.6p	(0.5)p	16.1p
- diluted	16.9p	16.5p	(0.5)p	16.0p

2004 Financial information presented on a Proforma and Underlying basis as defined on page 10.

Financial Information (continued)

Consolidated Income Statement

For the 12 months to 31 December 2004	Proforma Continuing Operations Core	Proforma Discontinued Operations Non-core	Proforma Total Operations
£m			
Interest receivable and similar income	1,866.7	-	1,866.7
Interest expense and similar charges	(1,420.4)	-	(1,420.4)
Net interest income	**446.3**	**-**	**446.3**
Fee and commission income	101.3	139.0	240.3
Fee and commission expense	-	-	-
Net fee and commission income	101.3	139.0	240.3
Gains less losses on sale of debt securities	10.0	-	10.0
Fair value net gains	-	-	-
Other operating income	8.6	-	8.6
Net operating income	**566.2**	**139.0**	**705.2**
Administrative expenses	(316.3)	(167.6)	(483.9)
Impairment losses on loans and advances	1.0	-	1.0
Non-operating income	6.4	-	6.4
Profit before taxation and loss on sale of discontinued operations	**257.3**	**(28.6)**	**228.7**
Taxation	(70.5)	3.5	(67.0)
Profit after taxation and before loss on sale of discontinued operations	**186.8**	**(25.1)**	**161.7**
Loss on sale of discontinued operations, net of taxation			(128.6)
Profit for the financial year			**33.1**
Attributable to:			
- Equity shareholders			33.1
			33.1
Earnings per share:			
- basic	9.2p	(4.0)p	5.2p
- diluted	9.1p	(4.0)p	5.1p

2004 Financial information presented on a Proforma and Underlying basis as defined on page 10.

Financial Information (continued)

Consolidated Balance Sheet

As at	30 June 2005	Proforma 30 June 2004	Proforma 31 December 2004
£m			
Assets			
Cash and balances at central banks	50.8	44.1	51.2
Treasury bills and other eligible bills	-	123.9	380.4
Loans and advances to banks	4,104.9	3,701.9	4,156.0
Loans and advances to customers	29,260.0	27,974.6	28,967.7
Fair value adjustments of portfolio hedging	224.6	-	-
Debt securities	4,885.9	3,462.9	4,317.7
Derivative financial instruments	290.2	-	-
Prepayments and accrued income	44.1	145.9	149.6
Other assets	15.1	113.9	21.4
Deferred tax assets	14.9	33.5	19.6
Property, plant and equipment	89.5	118.1	94.9
Intangible assets	38.4	140.8	29.1
Total assets	**39,018.4**	**35,859.6**	**38,187.6**
Liabilities			
Deposits by banks	1,083.7	2,509.5	1,274.3
Customer accounts	19,790.5	17,243.1	18,963.4
Derivative financial instruments	585.7	-	-
Debt securities in issue	14,413.1	12,988.5	14,935.9
Other liabilities	211.0	134.0	115.4
Accruals and deferred income	126.2	195.6	195.8
Current tax liabilities	86.7	103.7	68.2
Retirement benefit obligations	86.1	81.5	84.6
Provisions	32.2	0.9	48.3
Subordinated liabilities	1,143.9	1,118.5	1,118.9
Other capital instruments	172.7	148.3	148.1
Total liabilities	**37,731.8**	**34,523.6**	**36,952.9**
Equity			
Capital and reserves attributable to equity holders:			
Share capital	158.6	158.5	158.5
Share premium reserve	4.9	3.9	3.9
Available-for-sale reserve	4.8	-	-
Cash flow hedge reserve	8.5	-	-
Other reserves	25.0	25.0	25.0
Retained earnings	1,084.8	1,148.6	1,047.3
Total attributable equity	**1,286.6**	**1,336.0**	**1,234.7**
Total equity and liabilities	**39,018.4**	**35,859.6**	**38,187.6**

2004 Financial information presented on a Proforma and Underlying basis as defined on page 10.

Financial Information (continued)

Consolidated Cash Flow Statement

£m	6 months to 30 June 2005	Proforma 6 months to 30 June 2004	Proforma 12 months to 31 December 2004
Cash flows from operating activities			
Profit before taxation and loss on sale of discontinued operations	**147.9**	**139.4**	**228.7**
Adjustments to reconcile net profit to cash flow from / (used in) operating activities			
Depreciation and amortisation	6.4	15.0	17.8
Impairment losses on loans and advances	12.1	10.5	19.8
Loans and advances written off, net of recoveries	(3.7)	(3.5)	(5.8)
Interest on subordinated loans added back	43.9	39.4	78.8
(Profit) / loss on sale of property, plant and equipment	(7.9)	(7.1)	(3.7)
(Profit) / loss on sale of debt securities	(0.9)	-	(10.0)
Cash flows from operating profits before changes in operating assets and liabilities	**197.8**	**193.7**	**325.6**
Net (increase) / decrease in operating assets:			
Treasury bills and other eligible bills	-	0.2	-
Loans and advances to banks and customers	175.5	(1,343.5)	(1,789.6)
Acquisition of mortgage portfolio	(476.0)	(701.2)	(1,265.5)
Derivative financial instruments	(290.2)	-	-
Fair value of portfolio hedges	(224.6)	-	-
Prepayments and accrued income	68.2	(52.7)	(39.1)
Other assets	6.3	(77.3)	(9.6)
Net increase / (decrease) in operating liabilities			
Deposits by banks and customer accounts	725.0	931.0	1,325.5
Items in course of collection	12.7	13.7	(30.9)
Debt securities in issue	(2,544.2)	234.2	324.3
Provision for liabilities and charges	(16.1)	(2.4)	45.0
Derivative financial instruments	585.7	-	-
Accruals and deferred income	(157.9)	(0.6)	205.0
Other liabilities	97.1	10.1	(4.8)
Income taxes paid	(22.8)	(26.0)	(71.9)
Other non-cash items	65.6	8.0	9.7
Net cash from operating activities	**(1,797.9)**	**(812.8)**	**(976.3)**
Cash flows from investing activities			
Disposal of subsidiaries, net of cash disposed	-	-	36.9
Purchase of property and equipment	(14.1)	(22.9)	(42.5)
Proceeds from sale of property and equipment	12.1	20.1	31.5
Purchase of securities	(1,655.5)	(2,000.4)	(2,574.6)
Proceeds from sale and redemption of securities	489.5	2,899.9	2,968.9
Net cash used in investing activities	**(1,168.0)**	**896.7**	**420.2**
Cash flows from financing activities			
Purchase of own shares	-	(0.8)	(0.8)
Proceeds from disposal of own shares	5.0	9.9	11.9
Proceeds from secured funding	1,998.5	1,346.6	3,346.6
Repayments of secured funding	-	-	(197.7)
Own share buyback	-	49.7	49.7
Interest paid on subordinated liabilities	(24.2)	(24.4)	(78.8)
Interest paid on other capital instruments	(9.7)	(9.7)	(9.7)
Dividends paid	(71.0)	(68.8)	(104.0)
Net cash from financing activities	**1,898.6**	**1,302.5**	**3,017.2**
Net (decrease) / increase in cash and cash equivalents	(1,067.3)	1,386.4	2,461.1
Cash and cash equivalents at beginning of period	5,761.5	3,300.4	3,300.4
Cash and cash equivalents at end of period	**4,694.2**	**4,686.8**	**5,761.5**
Represented by cash and assets with original maturity of 3 months or less within:			
Cash and balances with central banks	16.9	11.4	17.1
Loans and advances to banks	4,104.9	3,701.9	4,156.0
Debt securities	572.4	849.4	1,208.0
Treasury bills	-	124.1	380.4
	4,694.2	**4,686.8**	**5,761.5**

2004 Financial information presented on a Proforma and Underlying basis as defined on page 10.

Financial Information (continued)

Consolidated Statement of Recognised Income and Expenses

£m	6 months to 30 June 2005	Proforma 6 months to 30 June 2004	Proforma 12 months to 31 December 2004
Net change in available-for-sale instruments	19.7	-	-
Net change in cash flow hedges	12.1	-	-
Actuarial losses on defined benefit pension schemes	-	-	(1.4)
Taxation on items taken directly to equity	(9.5)	-	0.4
Net income recognised directly in equity	22.3	-	(1.0)
Profit for the period	105.8	100.2	33.1
Total recognised income and expense for the period	**128.1**	**100.2**	**32.1**
Attributable to:			
Equity shareholders	128.1	100.2	32.1
Minority interest	-	-	-
	128.1	**100.2**	**32.1**

2004 Financial information presented on a Proforma and Underlying basis as defined on page 10.

Notes to the Financial Information

1. Basis of preparation

The basis of preparation for 2005 financial information is on page 61, and for 2004 financial information on page 57.

2. Accounting policies

The principal accounting policies are provided in Appendix 2.

3. Reconciliation of underlying profit

		Proforma	
	6 months to 30 June 2005	**6 months to 30 June 2004**	**12 months to 31 December 2004**
£m			
Profit before taxation and loss on sale of discontinued operations	**147.9**	**139.4**	**228.7**
Fair value	(0.2)	-	-
Restructuring costs	2.3	-	14.6
Compensation costs	-	-	37.1
Underlying profit before tax	**150.0**	**139.4**	**280.4**

4. Segmental reporting

For the 6 months to 30 June 2005	Lending	Treasury & reserves	Retail	Group services	**Core Group Total**	Distribution non-core	**Group Total (inc non-core)**
£m							
Net interest income	141.2	21.0	62.0	-	**224.2**	-	**224.2**
Non-interest income*	14.0	-	32.8	9.1	**55.9**	-	**55.9**
Gains less losses on sale of debt securities	0.6	0.3	-	-	**0.9**	-	**0.9**
Fair value net gains	-	0.2	-	-	**0.2**	-	**0.2**
Net income	**155.8**	**21.5**	**94.8**	**9.1**	**281.2**	**-**	**281.2**
Administrative expenses	(33.6)	(4.7)	(59.1)	(31.7)	**(129.1)**	-	**(129.1)**
Restructuring costs	-	-	-	(2.3)	**(2.3)**	-	**(2.3)**
Impairment losses	(1.9)	-	-	-	**(1.9)**	-	**(1.9)**
Profit/(loss) before taxation	**120.3**	**16.8**	**35.7**	**(24.9)**	**147.9**	**-**	**147.9**
Underlying ** **profit/(loss)**	**120.3**	**16.6**	**35.7**	**(22.6)**	**150.0**	**-**	**150.0**

* *Non-interest income includes net fee and commission income, other operating income and non-operating income.*

** Underlying excludes fair value net gains, restructuring and compensation costs.

Notes to the Financial Information (continued)

4. Segmental reporting (continued)

Proforma For the 6 months to 30 June 2004	Lending	Treasury & reserves	Retail	Group services	**Core Group Total**	Distribution non-core	**Group Total (inc non-core)**
£m							
Net interest income	132.3	18.5	60.7	-	**211.5**	-	**211.5**
Non-interest income*	13.5	-	39.1	8.5	**61.1**	90.7	**151.8**
Gains less losses on sale of debt securities	-	8.3	-	-	**8.3**	-	**8.3**
Fair value net gains	-	-	-	-	**-**	-	**-**
Net income	**145.8**	**26.8**	**99.8**	**8.5**	**280.9**	**90.7**	**371.6**
Administrative expenses	(34.7)	(3.5)	(68.2)	(31.4)	**(137.8)**	(95.2)	**(233.0)**
Impairment losses	0.8	-	-	-	**0.8**	-	**0.8**
Profit/(loss) before taxation	**111.9**	**23.3**	**31.6**	**(22.9)**	**143.9**	**(4.5)**	**139.4**
Underlying ** profit/(loss)	**111.9**	**23.3**	**31.6**	**(22.9)**	**143.9**	**(4.5)**	**139.4**

Proforma For the 6 months to 31 December 2004	Lending	Treasury & reserves	Retail	Group services	**Core Group Total**	Distribution non-core	**Group Total (inc non-core)**
£m							
Net interest income	157.2	16.6	61.0	-	**234.8**	-	**234.8**
Non-interest income*	13.5	-	38.6	3.1	**55.2**	48.3	**103.5**
Gains less losses on sale of debt securities	-	1.7	-	-	**1.7**	-	**1.7**
Fair value net gains	-	-	-	-	**-**	-	**-**
Net income	**170.7**	**18.3**	**99.6**	**3.1**	**291.7**	**48.3**	**340.0**
Administrative expenses	(33.0)	(4.7)	(69.6)	(39.8)	**(147.1)**	(52.1)	**(199.2)**
Restructuring costs	-	-	-	(7.7)	**(7.7)**	(6.9)	**(14.6)**
Compensation costs	-	-	-	(23.7)	**(23.7)**	(13.4)	**(37.1)**
Impairment losses	0.2	-	-	-	**0.2**	-	**0.2**
Profit/(loss) before taxation and loss on sale of discontinued operations	**137.9**	**13.6**	**30.0**	**(68.1)**	**113.4**	**(24.1)**	**89.3**
Underlying ** profit/(loss)	**137.9**	**13.6**	**30.0**	**(36.7)**	**144.8**	**(3.8)**	**141.0**

Proforma For the 12 months to 31 December 2004	Lending	Treasury & reserves	Retail	Group services	**Core Group Total**	Distribution non-core	**Group Total (inc non-core)**
£m							
Net interest income	289.5	35.1	121.7	-	**446.3**	-	**446.3**
Non-interest income*	27.0	-	77.7	11.6	**116.3**	139.0	**255.3**
Gains less losses on sale of debt securities	-	10.0	-	-	**10.0**	-	**10.0**
Fair value net gains	-	-	-	-	**-**	-	**-**
Net income	**316.5**	**45.1**	**199.4**	**11.6**	**572.6**	**139.0**	**711.6**
Administrative expenses	(67.7)	(8.2)	(137.8)	(71.2)	**(284.9)**	(147.3)	**(432.2)**
Restructuring costs	-	-	-	(7.7)	**(7.7)**	(6.9)	**(14.6)**
Compensation costs	-	-	-	(23.7)	**(23.7)**	(13.4)	**(37.1)**
Impairment losses	1.0	-	-	-	**1.0**	-	**1.0**
Profit/(loss) before taxation and loss on sale of discontinued operations	**249.8**	**36.9**	**61.6**	**(91.0)**	**257.3**	**(28.6)**	**228.7**
Underlying ** profit/(loss)	**249.8**	**36.9**	**61.6**	**(59.6)**	**288.7**	**(8.3)**	**280.4**

* Non-interest income includes net fee and commission income, other operating income and non-operating income.
** Underlying excludes fair value net gains, restructuring and compensation costs.

2004 Financial information presented on a Proforma and Underlying basis as defined on page 10.

5. Net interest income

	6 months to 30 June 2005	Proforma 6 months to 30 June 2004	Proforma 12 months to 31 December 2004
£m			
Net interest income	224	211	446
Average interest-earning assets ("IEA")	38,019	34,522	35,777
Financed by:			
Interest-bearing liabilities	36,533	33,149	34,390
Interest-free liabilities	1,486	1,373	1,387
%			
Average rates			
Gross yield on IEA	5.58	4.92	5.22
Cost of interest-bearing liabilities	(4.57)	(3.84)	(4.13)
Interest spread	1.01	1.08	1.09
Contribution of interest-free liabilities	0.18	0.15	0.16
Net interest margin	**1.19**	**1.23**	**1.25**
Average bank base rate	4.75	4.05	4.36
Average 3-month LIBOR	4.91	4.37	4.64

6. Non-interest income

	6 months to 30 June 2005	Proforma 6 months to 30 June 2004			Proforma 12 months to 31 December 2004		
		Continuing	Discontinued	Total	Continuing	Discontinued	Total
£m							
Mortgage broking related	6.0	7.8	16.2	24.0	17.6	28.9	46.5
Investment related	16.0	18.5	3.8	22.3	35.0	5.5	40.5
General insurance	9.4	11.0	0.2	11.2	21.1	0.2	21.3
Other	0.7	1.1	0.6	1.7	2.5	0.7	3.2
Financial services	32.1	38.4	20.8	59.2	76.2	35.3	111.5
Property services	-	-	69.9	69.9	-	103.7	103.7
Lending related income	14.0	13.5	-	13.5	27.0	-	27.0
Income from sale and lease back transactions	8.1	6.4	-	6.4	6.4	-	6.4
Other	1.7	2.8	-	2.8	6.7	-	6.7
Total	**55.9**	**61.1**	**90.7**	**151.8**	**116.3**	**139.0**	**255.3**

* Non-interest income includes net fee and commission income, other operating income and non-operating income.

Notes to the Financial Information (continued)

7. Administrative expenses

	6 months to 30 June 2005	Proforma 6 months to 30 June 2004 Continuing	Discontinued	Total	Proforma 12 months to 31 December 2004 Continuing	Discontinued	Total
£m							
Staff related costs	59.8	72.0	57.3	129.3	143.0	89.4	232.4
Premises	9.2	8.9	8.4	17.3	17.7	12.8	30.5
Marketing	7.1	9.1	6.3	15.4	17.1	11.2	28.3
Other operating costs	46.9	42.4	22.6	65.0	93.8	33.1	126.9
Depreciation	6.1	5.4	0.6	6.0	13.3	0.8	14.1
Underlying costs	**129.1**	**137.8**	**95.2**	**233.0**	**284.9**	**147.3**	**432.2**
Restructuring costs	2.3	-	-	-	7.7	6.9	14.6
Compensation costs	-	-	-	-	23.7	13.4	37.1
Total expenses	**131.4**	**137.8**	**95.2**	**233.0**	**316.3**	**167.6**	**483.9**

8. Lending – net new lending

For the 6 months to 30 June 2005	Traditional	Mortgage Express	**Sub Total Residential**	Commercial Property & Housing Associations	**Total**
£m					
Gross advances	55.5	1,969.6	**2,025.1**	639.1	**2,664.2**
Net advances	(717.6)	599.3	**(118.3)**	57.8	**(60.5)**
Acquired mortgages	-	476.1	**476.1**	-	**476.1**
Balances	**4,651.8**	**19,257.3**	**23,909.1**	**5,350.9**	**29,260.0**

Proforma **For the 6 months to 30 June 2004**	Traditional	Mortgage Express	**Sub Total Residential**	Commercial Property & Housing Associations	**Total**
£m					
Gross advances	136.9	3,266.7	**3,403.6**	661.1	**4,064.7**
Net advances	(775.5)	1,966.1	**1,190.6**	274.8	**1,465.4**
Acquired mortgages	-	709.5	**709.5**	-	**709.5**
Balances	**6,218.7**	**16,302.7**	**22,521.4**	**5,453.2**	**27,974.6**

Proforma **For the 12 months to 31 December 2004**	Traditional	Mortgage Express	**Sub Total Residential**	Commercial Property & Housing Associations	**Total**
£m					
Gross advances	212.9	6,183.2	**6,396.1**	1,496.3	**7,892.4**
Net advances	(1,553.0)	3,249.7	**1,696.7**	117.4	**1,814.1**
Acquired mortgages	-	1,259.2	**1,259.2**	-	**1,259.2**
Balances	**5,411.8**	**18,264.5**	**23,676.3**	**5,291.4**	**28,967.7**

2004 Financial information presented on a Proforma and Underlying basis as defined on page 10.

Notes to the Financial Information (continued)

9. Product mix

For the 6 months to 30 June 2005	New Mortgages		Balance	
	£m	%	£m	%
Buy to let	1,426.4	57	13,306.0	56
Self certification	719.4	29	3,928.8	16
Other specialist	103.0	4	336.3	1
Standard	252.3	10	6,338.0	27
Total	**2,501.1**	**100**	**23,909.1**	**100**

Proforma For the 6 months to 30 June 2004	New Mortgages		Balance	
	£m	%	£m	%
Buy to let	2,728.5	66	11,383.2	51
Self certification	943.6	23	2,811.8	12
Other specialist	70.7	2	69.5	0
Standard	370.3	9	8,256.9	37
Total	**4,113.1**	**100**	**22,521.4**	**100**

Proforma For the 12 months to 31 December 2004	New Mortgages		Balance	
	£m	%	£m	%
Buy to let	4,746.6	62	12,596.9	53
Self certification	2,048.8	27	3,590.2	15
Other specialist	216.5	3	224.0	1
Standard	643.4	8	7,265.2	31
Total	**7,655.3**	**100**	**23,676.3**	**100**

Notes to the Financial Information (continued)

10. Impairment on loans and advances

£m	6 months to 30 June 2005	Proforma 6 months to 30 June 2004	Proforma 12 months to 31 December 2004
Impairment charge in the period on:			
Advances secured on residential property:			
Collective	0.2	3.9	3.6
Individual	1.9	(3.8)	(3.3)
	2.1	**0.1**	**0.3**
Other secured advances:			
Individual	(0.2)	(0.9)	(1.3)
	(0.2)	**(0.9)**	**(1.3)**
Total	**1.9**	**(0.8)**	**(1.0)**
Impairment allowance on:			
Advances secured on residential property:			
Collective	23.3	22.9	22.9
Individual	19.4	13.7	16.0
	42.7	**36.6**	**38.9**
Other secured advances:			
Collective	2.9	3.2	2.9
Individual	-	0.2	0.2
	2.9	**3.4**	**3.1**
Total	**45.6**	**40.0**	**42.0**

2004 Financial information presented on a Proforma and Underlying basis as defined on page 10.

Notes to the Financial Information (continued)

11. Non-performing loans

As at		30 June 2005	Proforma 30 June 2004	Proforma 31 December 2004
Arrears				
Over 3 months				
Number of cases	Number	2,630	2,093	2,042
Proportion of total	%	0.86	0.66	0.65
Asset value	£m	276.4	139.2	180.7
Proportion of book	%	1.16	0.62	0.76
Over 12 months				
Number of cases	Number	198	348	236
Proportion of total	%	0.06	0.11	0.08
Asset value	£m	16.5	25.5	17.5
Proportion of book	%	0.07	0.11	0.07
Possession				
Number of cases	Number	237	68	110
Proportion of total	%	0.08	0.02	0.04
Asset value	£m	32.2	4.3	10.2
Proportion of book	%	0.13	0.02	0.04
Residential loan impairment allowance				
As % of residential assets	%	0.18	0.16	0.16
As % of residential non-performing loans	%	13.1	21.7	18.7

The figures above reflect the Group's total residential assets.

12. Loans and advances to customers

As at	30 June 2005	Proforma 30 June 2004	Proforma 31 December 2004
£m			
Advances secured on residential properties	25,990.9	24,362.3	25,595.6
Other secured advances	3,269.1	3,612.3	3,372.1
Total	**29,260.0**	**27,974.6**	**28,967.7**

13. Taxation

For the period ended	6 months to 30 June 2005	Proforma 6 months to 30 June 2004	Proforma 12 months to 31 December 2004
£m			
Profit before tax and loss on sale of discontinued operations	**147.9**	**139.4**	**228.7**
Corporation tax at 30%	**44.4**	**41.8**	**68.6**
Effects of:			
Expenses not deductible for tax	3.4	1.2	6.6
Lower rate on overseas earnings	(2.7)	(1.7)	(3.9)
Adjustments in respect of previous periods	(3.0)	(2.1)	(4.3)
Total tax charge for the period	**42.1**	**39.2**	**67.0**
Restructuring and compensation costs	-	-	10.4
Underlying tax charge	**42.1**	**39.2**	**77.4**
Underlying profit (£m)	**150.0**	**139.4**	**280.4**
Effective tax rate (%)	**28.5**	**28.1**	**29.3**
Underlying effective tax rate (%)	**28.1**	**28.1**	**27.6**

2004 Financial information presented on a Proforma and Underlying basis as defined on page 10.

Notes to the Financial Information (continued)

14. Earnings per share

	6 months to 30 June 2005	Proforma 6 months to 30 June 2004	Proforma 12 months to 31 December 2004
Shares (m)			
Weighted average number of ordinary shares in issue	626.4	623.5	624.3
Dilutive effect of ordinary shares issuable under Company share scheme	1.3	1.7	1.3
Diluted ordinary shares	**627.7**	**625.2**	**625.6**

Shares acquired by employee share trusts which are deducted from equity have been excluded from the calculation of earnings per share as they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

The earnings, net of corporation tax, used in calculating earnings per share were as follows:

	6 months to 30 June 2005	Proforma 6 months to 30 June 2004	Proforma 12 months to 31 December 2004
£m			
Basic and diluted earnings: profit attributable to the shareholders of Bradford & Bingley plc	**105.8**	**100.2**	**33.1**
Add: Restructuring costs net of tax	1.6	-	10.1
Add: Compensation costs net of tax	-	-	31.1
Add: Loss on sale net of tax	-	-	128.6
Less: Fair value net gain	(0.2)	-	-
Underlying earnings	**107.2**	**100.2**	**202.9**
Earnings per share			
Basic (p)	16.9	16.1	5.2
Diluted (p)	16.9	16.0	5.1
Underlying (p)	17.1	16.1	32.4

The underlying basic earnings per share is reported because, in the opinion of the Directors, its inclusion assists shareholders to assess the Group's underlying performance.

15. Dividends

	6 months to 30 June 2005	Proforma 6 months to 30 June 2004	Proforma 12 months to 31 December 2004
£m			
Dividends paid	**71.0**	**68.1**	**104.4**

An interim dividend of 6.0p per share (1H 2004 5.7p) will be paid on 7 October 2005 to shareholders registered on 26 August 2005, representing an increase of 5%.

Notes to the Financial Information (continued)

16. Capital structure

As at	30 June 2005	Proforma 30 June 2004	Proforma 31 December 2004
£m			
Tier 1			
Share capital and reserves	1,286.6	1,336.0	1,234.7
Available-for-sale adjustment	(4.8)	-	-
Cash flow hedge adjustment	(8.5)	-	-
Deduction for intangible assets	(38.4)	(140.8)	(29.1)
Net pension deficit	60.2	57.1	59.2
Innovative tier 1	148.0	148.3	148.1
Total tier 1 capital	**1,443.1**	**1,400.6**	**1,412.9**
Upper tier 2			
Perpetual subordinated liabilities	548.6	548.0	548.3
Collective impairment	24.4	25.2	23.4
Total upper tier 2 capital	**573.0**	**573.2**	**571.7**
Lower tier 2			
Term subordinated liabilities	567.9	570.5	570.6
Total tier 2 capital	**1,140.9**	**1,143.7**	**1,142.3**
Deductions	(69.2)	(104.4)	(79.6)
Total capital	**2,514.8**	**2,439.9**	**2,475.6**
Risk weighted assets (£bn)	17.8	18.6	18.8
Tier 1 ratio (%)	8.1	7.5	7.5
Total capital ratio (%)	14.1	13.1	13.2
Tier 2 to tier 1 ratio (%)	79.1	81.7	80.8

Innovative tier 1 and subordinated liabilities exclude any fair value adjustments arising from one to one hedging that are included in the consolidated balance sheet.

17. Retail branch network

As at	30 June 2005	30 June 2004			31 December 2004		
	Total	Core	Non-Core	Total	Core	Non-Core	Total
Number							
Branches:							
Banking	209	207	-	207	208	-	208
Estate Agency	-	-	246	246	-	-	-
Integrated	-	-	50	50	-	-	-
Charcol	-	-	18	18	-	-	-
Third Party Agents	107	109	-	109	107	-	107
	316	**316**	**314**	**630**	**315**	**-**	**315**

18. Staff numbers

	6 months to 30 June 2005	6 months to 30 June 2004 Core	Non-core	Total	12 months to 31 December 2004 Core	Non-core	Total
Period ended headcount	**3,052**	**3,588**	**3,858**	**7,446**	**3,152**	**-**	**3,152**
Average headcount							
Full time	2,458	2,986	2,724	5,710	2,844	2,105	4,949
Part time	636	709	1,089	1,798	686	815	1,501
Headcount	**3,094**	**3,695**	**3,813**	**7,508**	**3,530**	**2,920**	**6,450**
Average full time equivalent							
Branch offices	1,227	1,398	-	1,398	1,375	-	1,375
Estate Agency offices	-	-	2,598	2,598	-	1,974	1,974
Charcol	-	-	514	514	-	421	421
Supporting functions	1,533	1,925	130	2,055	1,796	98	1,894
	2,760	**3,323**	**3,242**	**6,565**	**3,171**	**2,493**	**5,664**

Bradford & Bingley

Interim results for the period ended 30 June 2005

Appendix 1 – 2004 Financial Information restated under IFRS

Analysis of adjustments to the Income Statement for the 12 months ended 31 December 2004

£m	UK GAAP*	Statutory adjustments [1]	Statutory	Proforma adjustments [2]	Proforma
Interest receivable and similar income	1,781.8	76.6	1,858.4	8.3	1,866.7
Interest expense and similar charges	(1,334.7)	(75.3)	(1,410.0)	(10.4)	(1,420.4)
Net interest income	**447.1**	**1.3**	**448.4**	**(2.1)**	**446.3**
Net fee and commission income	237.4	(0.2)	237.2	3.1	240.3
Gains less losses on sale of debt securities	-	10.0	10.0	-	10.0
Other operating income	24.3	(17.7)	6.6	2.0	8.6
Net operating income	**708.8**	**(6.6)**	**702.2**	**3.0**	**705.2**
Administrative expenses	(488.7)[3]	(0.3)	(489.0)[3]	5.1	(483.9)[3]
Impairment losses on loans and advances	2.0	10.3	12.3	(11.3)	1.0
Non-operating income	6.4	-	6.4	-	6.4
Profit before taxation and loss on sale of discontinued operations	**228.5**	**3.4**	**231.9**	**(3.2)**	**228.7**
Taxation	(66.5)[4]	1.5	(65.0)	(2.0)	(67.0)
Profit after taxation before loss on sale of discontinued operations	**162.0**	**4.9**	**166.9**	**(5.2)**	**161.7**
Loss on sale of discontinued operations, net of taxation	(120.1)[5]	(8.5)	(128.6)	-	(128.6)
Profit for the financial year	**41.9**	**(3.6)**	**38.3**	**(5.2)**	**33.1**
Minority interest	(9.7)	-	(9.7)	9.7	-
Profit attributable to equity shareholders	**32.2**	**(3.6)**	**28.6**	**4.5**	**33.1**

* UK GAAP as presented in IFRS format

[1] Detailed analysis of the adjustments to reflect Statutory Basis is provided at www.bbg.co.uk
[2] Detailed analysis of the adjustments to reflect Proforma Basis is provided at www.bbg.co.uk
[3] Includes £51.7m expenses classified as exceptional under UK GAAP
[4] Includes £3.1m adjustment for the tax on the loss on sale
[5] Includes £3.1m tax credit, under UK GAAP this figure was shown gross at £123.2m

The Group has announced details of the changes to 2004 financial information under IFRS on 2 June 2005. The document analysing these changes is available on the Group's web site www.bbg.co.uk. Information described as "Statutory" and "Proforma", in this announcement corresponds to that described as "2004 IFRS Basis" and "2005 IFRS Basis", respectively, in the announcement of 2 June 2005.

Analysis of adjustments to the Balance Sheet as at 31 December 2004

	UK GAAP	Statutory adjustments [1]	Statutory	Proforma adjustments [2]	Proforma	Fair value adjustments [3]	IFRS Basis
£m							
Assets							
Cash and balances at central banks	51.2	-	51.2	-	51.2	-	51.2
Treasury bills and other eligible bills	380.4	-	380.4	-	380.4	(0.1)	380.3
Loans and advances to banks	4,156.0	-	4,156.0	-	4,156.0	-	4,156.0
Loans and advances to customers	26,152.4	2,716.0	28,868.4	99.3	28,967.7	-	28,967.7
Loans and advances to customers subject to non-recourse funding	2,716.0	(2,716.0)	-	-	-	-	-
Less non-recourse funding	(2,706.0)	2,706.0	-	-	-	-	-
	10.0	(10.0)	-	-	-	-	-
Derivative financial instruments	-	-	-	-	-	438.4	438.4
Fair value adjustment of portfolio hedging	-	-	-	-	-	91.7	91.7
Debt securities	4,317.7	-	4,317.7	-	4,317.7	58.7	4,376.4
Deferred tax assets	-	35.7	35.7	(16.1)	19.6	3.9	23.5
Other assets	48.4	-	48.4	(27.0)	21.4	-	21.4
Prepayments and accrued income	217.4	(49.5)	167.9	(18.3)	149.6	(87.9)	61.7
Property, plant and equipment	124.0	(29.1)	94.9	-	94.9	-	94.9
Intangible assets	-	29.1	29.1	-	29.1	-	29.1
Total assets	**35,457.5**	**2,692.2**	**38,149.7**	**37.9**	**38,187.6**	**504.7**	**38,692.3**
Liabilities							
Deposits by banks	1,274.3	-	1,274.3	-	1,274.3	-	1,274.3
Derivative financial instruments	-	-	-	-	-	518.8	518.8
Customer accounts	18,954.1	-	18,954.1	9.3	18,963.4	6.7	18,970.1
Debt securities in issue	12,232.9	2,706.0	14,938.9	(3.0)	14,935.9	14.1	14,950.0
Other liabilities	271.3	(154.1)	117.2	(1.8)	115.4	-	115.4
Accruals and deferred income	190.0	5.8	195.8	-	195.8	(68.4)	127.4
Current tax liabilities	-	68.2	68.2	-	68.2	-	68.2
Retirement benefit obligations	-	84.6	84.6	-	84.6	-	84.6
Provisions	49.6	(1.3)	48.3	-	48.3	-	48.3
Subordinated liabilities	1,122.5	-	1,122.5	(3.6)	1,118.9	28.0	1,146.9
Other capital instruments	-	-	-	148.1	148.1	18.0	166.1
Total liabilities	**34,094.7**	**2,709.2**	**36,803.9**	**149.0**	**36,952.9**	**517.2**	**37,470.1**
Equity							
Capital and reserves attributable to equity holders:							
Share capital	158.5	-	158.5	-	158.5	-	158.5
Share premium reserve	3.9	-	3.9	-	3.9	-	3.9
Other reserves	25.0	3.8	28.8	-	28.8	-	28.8
Retained earnings	1,026.8	(20.8)	1,006.0	37.5	1,043.5	(12.5)	1,031.0
Total attributable equity	**1,214.2**	**(17.0)**	**1,197.2**	**37.5**	**1,234.7**	**(12.5)**	**1,222.2**
Minority interest	148.6	-	148.6	(148.6)	-	-	-
	1,362.8	**(17.0)**	**1,345.8**	**(111.1)**	**1,234.7**	**(12.5)**	**1,222.2**
Total equity and liabilities	**35,457.5**	**2,692.2**	**38,149.7**	**37.9**	**38,187.6**	**504.7**	**38,692.3**

[1] Detailed analysis of the adjustments to reflect Statutory Basis is provided at www.bbg.co.uk
[2] Detailed analysis of the adjustments to reflect Proforma Basis is provided at www.bbg.co.uk

Analysis of adjustments to the Income Statement for the 6 months ended 30 June 2004

£m	UK GAAP	Statutory adjustments [1]	Statutory	Proforma adjustments [2]	Proforma
Interest receivable and similar income	827.6	20.7	848.3	0.3	848.6
Interest expense and similar charges	(606.8)	(24.6)	(631.4)	(5.7)	(637.1)
Net interest income	**220.8**	**(3.9)**	**216.9**	**(5.4)**	**211.5**
Net fee and commission income	141.4	(0.2)	141.2	1.5	142.7
Gains less losses on sale of debt securities	-	8.3	8.3	-	8.3
Other operating income	9.5	(7.8)	1.7	1.0	2.7
Net operating income	**371.7**	**(3.6)**	**368.1**	**(2.9)**	**365.2**
Administrative expenses	(237.1)	1.7	(235.4)	2.4	(233.0)
Impairment losses on loans and advances	(1.0)	5.3	4.3	(3.5)	0.8
Non-operating income	6.4	-	6.4	-	6.4
Profit before taxation	**140.0**	**3.4**	**143.4**	**(4.0)**	**139.4**
Taxation	(39.2)	0.4	(38.8)	(0.4)	(39.2)
Profit after taxation	**100.8**	**3.8**	**104.6**	**(4.4)**	**100.2**
Minority interest	(4.8)	-	(4.8)	4.8	-
Profit attributable to equity shareholders	**96.0**	**3.8**	**99.8**	**0.4**	**100.2**

[1] Detailed analysis of the adjustments to reflect Statutory Basis is provided at www.bbg.co.uk
[2] Detailed analysis of the adjustments to reflect Proforma Basis is provided at www.bbg.co.uk

Analysis of adjustments to the Balance Sheet as at 30 June 2004

	UK GAAP	Statutory adjustments [1]	Statutory	Proforma adjustments [2]	Proforma
£m					
Assets					
Cash and balances at central banks	44.1	-	44.1	-	44.1
Treasury bills and other eligible bills	123.9	-	123.9	-	123.9
Loans and advances to banks	3,701.9	-	3,701.9	-	3,701.9
Loans and advances to customers	26,871.2	999.8	27,871.0	103.6	27,974.6
Loans and advances to customers subject to non-recourse funding	999.8	(999.8)	-	-	-
Less non-recourse funding	(970.2)	970.2	-	-	-
	29.6	(29.6)	-	-	-
Debt securities	3,462.9	-	3,462.9	-	3,462.9
Deferred tax assets	-	47.8	47.8	(14.3)	33.5
Other assets	158.4	(12.8)	145.6	(31.7)	113.9
Prepayments and accrued income	222.0	(53.2)	168.8	(22.9)	145.9
Property, plant and equipment	142.9	(24.8)	118.1	-	118.1
Intangible assets	111.0	29.8	140.8	-	140.8
Total assets	**34,867.9**	**957.0**	**35,824.9**	**34.7**	**35,859.6**
Liabilities					
Deposits by banks	2,509.5	-	2,509.5	-	2,509.5
Customer accounts	17,233.0	-	17,233.0	10.1	17,243.1
Debt securities in issue	12,020.7	970.2	12,990.9	(2.4)	12,988.5
Other liabilities	291.8	(155.4)	136.4	(2.4)	134.0
Accruals and deferred income	193.5	2.1	195.6	-	195.6
Current tax liabilities	-	103.7	103.7	-	103.7
Retirement benefit obligations	-	81.5	81.5	-	81.5
Provisions	0.9	-	0.9	-	0.9
Subordinated liabilities	1,122.2	-	1,122.2	(3.7)	1,118.5
Other capital instruments	-	-	-	148.3	148.3
Total liabilities	**33,371.6**	**1,002.1**	**34,373.7**	**149.9**	**34,523.6**
Equity					
Capital and reserves attributable to equity holders:					
Share capital	158.5	-	158.5	-	158.5
Share premium reserve	3.9	-	3.9	-	3.9
Other reserves	25.0	2.3	27.3	-	27.3
Retained earnings	1,160.3	(47.4)	1,112.9	33.4	1,146.3
Total attributable equity	**1,347.7**	**(45.1)**	**1,302.6**	**33.4**	**1,336.0**
Minority interest	148.6	-	148.6	(148.6)	-
	1,496.3	**(45.1)**	**1,451.2**	**(115.2)**	**1,336.0**
Total equity and liabilities	**34,867.9**	**957.0**	**35,824.9**	**34.7**	**35,859.6**

[1] Detailed analysis of the adjustments to reflect Statutory Basis is provided at www.bbg.co.uk
[2] Detailed analysis of the adjustments to reflect Proforma Basis is provided at www.bbg.co.uk

Analysis of adjustments to the Balance Sheet as at 1 January 2004

	UK GAAP	Statutory adjustments [1]	Statutory	Proforma adjustments [2]	Proforma
£m					
Assets					
Cash and balances at central banks	43.7	-	43.7	-	43.7
Treasury bills and other eligible bills	132.6	-	132.6	-	132.6
Loans and advances to banks	2,773.3	-	2,773.3	-	2,773.3
Loans and advances to customers	24,791.5	1,063.1	25,854.6	94.4	25,949.0
Loans and advances to customers subject to non-recourse funding	1,063.1	(1,063.1)	-	-	-
Less non-recourse funding	(1,036.7)	1,036.7	-	-	-
	26.4	(26.4)	-	-	-
Debt securities	3,884.9	-	3,884.9	-	3,884.9
Deferred tax assets	-	47.5	47.5	(14.1)	33.4
Other assets	75.2	(13.5)	61.7	(25.1)	36.6
Prepayments and accrued income	175.3	(48.0)	127.3	(21.7)	105.6
Property, plant and equipment	138.9	(12.7)	126.2	-	126.2
Intangible assets	116.1	12.7	128.8	-	128.8
Total assets	**32,157.9**	**1,022.7**	**33,180.6**	**33.5**	**33,214.1**
Liabilities					
Deposits by banks	1,708.8	-	1,708.8	-	1,708.8
Customer accounts	17,170.5	-	17,170.5	11.4	17,181.9
Debt securities in issue	10,322.5	1,036.7	11,359.2	(3.5)	11,355.7
Other liabilities	266.7	(173.9)	92.8	(3.7)	89.1
Accruals and deferred income	148.0	7.3	155.3	-	155.3
Current tax liabilities	-	91.1	91.1	-	91.1
Retirement benefit obligations	-	79.7	79.7	-	79.7
Provisions	3.3	-	3.3	-	3.3
Subordinated liabilities	1,121.9	-	1,121.9	(3.3)	1,118.6
Other capital instruments	-	-	-	148.2	148.2
Total liabilities	**30,741.7**	**1,040.9**	**31,782.6**	**149.1**	**31,931.7**
Equity					
Capital and reserves attributable to equity holders:					
Share capital	158.5	-	158.5	-	158.5
Share premium reserve	3.9	-	3.9	-	3.9
Other reserves	12.0	1.1	13.1	-	13.1
Retained earnings	1,093.2	(19.3)	1,073.9	33.0	1,106.9
Total attributable equity	**1,267.6**	**(18.2)**	**1,249.4**	**33.0**	**1,282.4**
Minority interest	148.6	-	148.6	(148.6)	-
	1,416.2	**(18.2)**	**1,398.0**	**(115.6)**	**1,282.4**
Total equity and liabilities	**32,157.9**	**1,022.7**	**33,180.6**	**33.5**	**33,214.1**

[1] Detailed analysis of the adjustments to reflect Statutory Basis is provided at www.bbg.co.uk
[2] Detailed analysis of the adjustments to reflect Proforma Basis is provided at www.bbg.co.uk

Restatement of 2004 Financial Information on the Statutory Basis

Introduction

This section explains the adjustments made in order to restate the Group's 2004 results on the Statutory basis. The restatement has been performed in accordance with IFRS 1 "First-time Adoption of International Financial Reporting Standards" and other relevant standards expected to apply as at 31 December 2005.

Basis of preparation

The Group is required to prepare its 2005 consolidated Financial Statements in compliance with the IFRS and Interpretations which will be effective and endorsed by the European Union ("EU") as at 31 December 2005. The Group has therefore used the standards which had been issued by the International Accounting Standards Board ("IASB") as at 1 January 2005, including the amendments to IAS 19 "Employee Benefits" issued on 16 December 2004 and including interpretations issued by the Standing Interpretations Committee ("SICs") and by the International Financial Reporting Interpretations Committee ("IFRICs"). However, as permitted by IFRS 1, the Statutory basis restatement has not been prepared in accordance with IAS 32 and IAS 39, the standards which deal with accounting for financial instruments, as the Group will only apply those standards with effect from 1 January 2005. Instead, for the Statutory basis restatement, financial instruments (including mortgage loans and retail deposits) are accounted for under UK GAAP.

The 2004 IFRS Financial Information is based on the UK GAAP Financial Statements approved by the Board on 21 February 2005. In accordance with IFRS 1, there have been no adjustments to the estimates made at the time of the preparation of the UK GAAP Financial Statements.

The possibility exists that this 2004 IFRS Financial Information may require adjustment before its inclusion in the final IFRS Financial Statements for the year ending 31 December 2005 because of subsequent revisions or changes to the Standards, or guidance and consensus on the application or interpretation of IFRS.

IFRS 1 exemptions

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated Financial Statements. The Group is required to establish its IFRS accounting policies as at 31 December 2005 and, in general, apply them retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 January 2004.

IFRS provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of the exception adopted by the Group.

a. Business combinations that occurred before the opening IFRS balance sheet date (IFRS 3 "Business Combinations")

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result, in the 1 January 2004 opening Balance Sheet, goodwill arising from past business combinations (£116.1m) remains as stated under UK GAAP as at that date.

b. Share-based payment (IFRS 2 "Share-based Payment")

The Group has elected to apply IFRS 2 only to share-based payment transactions granted after 7 November 2002 and not vested at 1 January 2005.

c. Application of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement"

IFRS 1 allows IAS 32 and IAS 39 to be applied with effect from 1 January 2005, without retrospective restatement of 2004. The Group has taken advantage of this exception and for the 2004 Statutory Basis restatement financial instruments (including mortgage loans and retail deposits) have been accounted for under UK GAAP.

Restatement of 2004 Financial Information on the Statutory Basis (continued)

d. De-recognition of financial liabilities (IAS 39 "Financial Instruments: Recognition and Measurement")

Under IAS 39, a financial liability which was de-recognised from the Balance Sheet prior to 1 January 2004 cannot be reinstated to the Balance Sheet other than as a result of a new event occurring on or after 1 January 2004. On first time adoption of IFRS, the Group is allowed to choose an earlier cut-off date, and the Group has chosen to use 1 January 1999 as the cut-off. Therefore, all financial liabilities which were de-recognised on or after 1 January 1999 and which should be carried on the Balance Sheet under IFRS will be reinstated to the Balance Sheet as at 1 January 2005.

Accounting policies

The Group's accounting policies have been revised to comply with IFRS. The key changes to policies and their impacts on the Group's 2004 financial statements are described in the 'Basis of preparation' and in the 'Analysis of key impacts'. The Group's principal IFRS accounting policies are set out in Appendix 2.

Analysis of key impacts

The analysis below sets out the most significant adjustments arising from the transition to IFRS.

IAS 1 "Presentation of Financial Statements"

The Group's Financial Information has been presented in accordance with IAS 1 "Presentation of Financial Statements". There are presentational differences between the UK GAAP Profit and Loss Account and Balance Sheet and the IFRS Income Statement and Balance Sheet.

Scope of consolidation

The consolidated Financial Statements incorporate the Financial Statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The Group has securitised various residential mortgage loans, generally by sale to special purpose entities which in turn issue securities to investors. The special purpose entities have been consolidated into the Group accounts if they are, in substance, controlled by the Group. This consolidation is in accordance with SIC-12 "Consolidation – Special Purpose Entities" and IAS 27 "Consolidated and Separate Financial Statements".

Under UK GAAP, the Group's policy was that certain securitisation vehicles were not consolidated into the Group accounts line by line, but presented using linked presentation in accordance with Financial Reporting Standard 5 "Reporting the Substance of Transactions". Their net profit before tax was included within other operating income, their mortgages were shown as loans and advances to customers subject to non-recourse funding and their funding liabilities were shown as a deduction from mortgages described as non-recourse funding. Under IFRS, the funding is included within debt securities in issue, and the net profit is split between the relevant income and expense lines, principally net interest income, administrative expenses and impairment losses on loans and advances.

IAS 19 "Employee Benefits"

The Group has decided to adopt the amendment to IAS 19 "Employee Benefits" issued by the IASB on 16 December 2004 which allows actuarial gains and losses to be recognised in equity. The net deficit on Group pension schemes is carried in full in the Group's Balance Sheet.

The Group's opening IFRS Balance Sheet at 1 January 2004 reflects the net scheme deficit of £79.7m. The transitional adjustment of £80.3m to opening reserves (net of a £34.4m deferred tax asset) comprises the reversal of the prepayment in relation to UK GAAP accounting under Statement of Standard Accounting Practice

Restatement of 2004 Financial Information on the Statutory Basis (continued)

24 "Accounting for Pension Costs" and the recognition of the net deficits of the Group's defined benefit schemes. The incremental charges arising from the adoption of IAS 19 on the Group's Income Statement are as follows:

£m	6 months ended 30 June 2004	12 months ended 31 December 2004
Defined benefit schemes	**1.8**	**3.8**

A related tax credit of £0.6m and £1.2m was recognised for the 6 months ended 30 June 2004 and the 12 months ended 31 December 2004 respectively. In addition an actuarial loss of £1.4m less related tax credit of £0.4m was taken directly to reserves for the 12 months ended 31 December 2004 (30 June 2004 impact was nil).

IFRS 2 "Share-based Payment"

Where equity instruments are granted to employees as part of their remuneration, a charge is recorded in the Income Statement with a corresponding increase in equity. The charge is based on the fair value of instruments at the date of the grant and is spread over the vesting period. The Group will therefore recognise a charge in respect of its employee and performance share schemes.

As permitted by IFRS 1, this expense has been charged only on options which were granted after 7 November 2002 and which had not vested at 1 January 2005.
The incremental charges arising from the adoption of IFRS 2 on the Group's Income Statement are as follows:

£m	6 months ended 30 June 2004	12 months ended 31 December 2004
Administrative expenses	**0.7**	**3.3**

Deferred tax is provided based upon the expected future tax deductions relating to share-based payment transactions, and is recognised over the vesting period of the schemes concerned. The additional deferred tax credit in respect of these share based payment transactions was £0.1m for the 6 months ended 30 June 2004 and £0.9m for the 12 months ended 31 December 2004.

IAS 18 "Revenue"

IAS 18 requires that income from the sale of certain investment and protection products, which the Group generally receives over a four-year period, be discounted and spread and the interest element of the income be accounted for. This has the impact of reducing debtor balances by £2.8m in the opening balance sheet, reducing provisions against these balances by £0.4m and deferring income of £8.2m. Opening reserves are reduced by £7.4m after taking account of the related tax asset of £3.2m. Income before tax in the 6 months ended 30 June and in the 12 months ended 31 December 2004 is increased by £0.9m and £2.0m respectively.

IAS 10 "Events After the Balance Sheet Date"

IAS 10 requires that dividends declared after the Balance Sheet date should not be recognised as a liability at that date as the dividend does not represent a present obligation. Under UK GAAP, the year end Balance Sheet includes an accrual for the proposed final dividend.

The final dividend of £68.4m approved at the Group's Annual General Meeting in April 2004 in relation to the 12 months ended 31 December 2003 has been reversed in the opening IFRS Balance Sheet and recognised in the period to 30 June 2004. An adjustment to the interim dividend declared in August 2004 (£36.0m) has also been made to the Balance Sheet as at 30 June 2004. Similarly the final dividend of £71.0m approved in April 2005 in

Restatement of 2004 Financial Information on the Statutory Basis (continued)

relation to the 12 months ended 31 December 2004 remains within shareholder's funds in the 31 December 2004 Balance Sheet.

IAS 36 "Impairment of Assets"

IAS 36 requires that goodwill is not amortised. Instead it is subject to an annual impairment review. As the Group has elected not to apply IFRS 3 retrospectively to business combinations prior to 1 January 2004, the UK GAAP goodwill balance at 31 December 2003 (£116.1m) has been included in the opening IFRS consolidated Balance Sheet and it is no longer amortised.

The credits arising from the adoption of IAS 36 on the Group's Income Statement in respect of goodwill amortisation are as follows:

£m	6 months ended 30 June 2004	12 months ended 31 December 2004
Goodwill amortisation	**5.0**	**8.5**

IAS 12 "Income Taxes"

The scope of IAS 12 is wider than the corresponding UK GAAP standards and requires deferred tax to be provided on all temporary differences rather than just timing differences. As a result, the Group's opening Balance Sheet at 1 January 2004 includes an additional deferred tax liability of £0.8m in respect of a rolled-over capital gain.

IAS 12 also requires that deferred tax be provided in respect of the Group's liabilities under its post employment benefit arrangements and on other employee benefits such as share and share option schemes. The tax impact of these and other IFRS adjustments is quantified in the relevant section of this release.

IAS 1 "Presentation of Financial Statements"

IAS 1 requires tax and deferred tax balances to be shown on the face of the Balance Sheet.

IAS 38 "Intangible Assets"

Under UK GAAP, all capitalised computer software is included within tangible fixed assets on the Balance Sheet. Under IFRS, only computer software that is integral to a related item of hardware should be included as property, plant and equipment. All other computer software should be recorded as an intangible asset.

Accordingly, a reclassification has been made in the Balance Sheet as at 1 January 2004 of £12.7m from property, plant and equipment to intangible assets.

Illustrative restatement of 2004 Financial Information on the Proforma Basis

Introduction

The section explains the adjustments made in order to restate the Group's 2004 results on the Proforma basis. The restatement has been performed in accordance with IFRS 1 "First-time Adoption of International Financial Reporting Standards" and other relevant standards expected to apply as at 31 December 2005.

Basis of preparation

The Group is required to prepare its 2005 consolidated Financial Statements in compliance with the IFRS standards which will be effective and endorsed by the European Union ("EU") as at 31 December 2005. The Group has therefore used the standards which had been issued by the International Accounting Standards Board ("IASB") as at 1 January 2005, including the amendments to IAS 19 "Employee Benefits" issued on 16 December 2004 and including interpretations issued by the Standing Interpretations Committee ("SICs") and by the International Financial Reporting Interpretations Committee ("IFRICs"). The Proforma basis restatement takes the Statutory basis restatement and applies to it adjustments to reflect the requirements of IAS 32 and IAS 39, except for the sections of those standards relating to hedging, hedge effectiveness and fair value. In the Proforma basis 2004 information, derivative and available-for-sale instruments have been accounted for under UK Generally Accepted Accounting Principles.

IFRS 1 exemptions

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated Financial Statements. The Group is required to establish its IFRS accounting policies as at 31 December 2005 and, in general, apply them retrospectively to determine the IFRS opening Balance Sheet at its date of transition, 1 January 2004.

IFRS provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of the exception adopted by the Group.

a. Business combinations that occurred before the opening IFRS Balance Sheet date (IFRS 3 "Business Combinations")

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result, in the 1 January 2004 opening Balance Sheet, goodwill arising from past business combinations (£116.1m) remains as stated under UK GAAP as at that date.

b. Share-based payment (IFRS 2 "Share-based Payment")

The Group has elected to apply IFRS 2 only to relevant share-based payment transactions granted after 7 November 2002 but not vested at 1 January 2005.

c. De-recognition of financial liabilities (IAS 39 "Financial Instruments: Recognition and Measurement")

Under IAS 39, a financial liability which was de-recognised from the Balance Sheet prior to 1 January 2004 cannot be reinstated to the Balance Sheet other than as a result of a new event occurring on or after 1 January 2004. On first time adoption of IFRS, the Group is allowed to choose an earlier cut-off date, and the Group has chosen to use 1 January 1999 as the cut-off. Therefore, all financial liabilities which were derecognised on or after 1 January 1999 and which should be carried on the Balance Sheet under IFRS will be reinstated as at 1 January 2005.

Restatement of 2004 Financial Information on the Proforma Basis (continued)

Accounting policies

The Group's accounting policies have been revised to comply with IFRS. The key changes to policies and their impacts on the Group's 2004 Financial Statements are described in the 'Basis of preparation' and in the 'Analysis of key impacts'. The Group's principal IFRS accounting policies are set out in Appendix 2.

Analysis of key impacts

The analysis below sets out the most significant adjustments arising from the transition to Proforma Basis. This section should be read in conjunction with the 'Analysis of key impacts' under "Restatement of 2004 Financial Information on the Statutory Basis".

Recognition of financial liabilities

Certain liabilities considered to be inactive were de-recognised under UK GAAP, but in accordance with IAS 39, balances which had previously been de-recognised have been reinstated to the Balance Sheet. This has the impact of increasing customer accounts, net of provision for reclaims, compared to UK GAAP at 31 December 2003, 30 June 2004 and 31 December 2004 by £10.0m, £9.0m and £8.0m respectively. Costs of re-recognising reclaimed balances which had been previously de-recognised are removed from the Income Statement in the amounts of £1.0m and £2.0m for the 6 months ended 30 June 2004 and for the 12 months ended 31 December 2004 respectively, compared to UK GAAP.

Innovative tier 1 capital

The Group has issued securities, via a Jersey based subsidiary, which qualify as "innovative" tier 1 capital under the definition of capital applied by the Financial Services Authority to UK banks. Under UK GAAP, this capital was accounted for as a 'minority interest' within the Balance Sheet. Under IAS 32, it is reclassified as debt and transferred to liabilities. This accounting change does not affect the regulatory capital status of the securities and they remain a part of the Group's tier 1 capital. Corresponding to the change in Balance Sheet presentation, the cost of this capital is reclassified as an interest charge. The interest charge and carrying value are adjusted to an EIR basis. The Balance Sheet amount reclassified at each of the dates 31 December 2003, 30 June 2004 and 31 December 2004 is £148.6m, and the cost reclassified for the 6 months ended 30 June 2004 and for the 12 months ended 31 December 2004 is £4.8m and £9.7m respectively.

Effective Interest Rate

IAS 39 requires that financial assets and liabilities be accounted for on an "Effective Interest Rate" ("EIR") basis. The EIR is the rate which at the outset of the instrument exactly discounts the forecast cash flows over its expected life back to the initial carrying amount. The forecast cash flows to be included are all incremental receipts and payments, and these items are all considered to be part of the interest income arising on the instrument. Interest income is then recognised by applying the EIR to the carrying amount. This has the impact of increasing the carrying value at 31 December 2003, 30 June 2004 and 31 December 2004 by £71.9m, £84.7m and £88.1m respectively, while decreasing other net assets by £37.3m, £46.9m and £37.7m respectively. Income is increased for the 6 months ended 30 June 2004 and for the 12 months ended 31 December 2004 by £3.3m and £15.8m respectively.

Impairment

Under IAS 39, UK GAAP provisions for mortgage losses are replaced by "loan impairment". Impairment is recognised only where there is objective evidence that events have occurred by the Balance Sheet date which indicate that the assets in question are impaired. This has the impact of decreasing the carrying value of loan impairment/provision compared to UK GAAP at 31 December 2003, 30 June 2004 and 31 December 2004 by £22.5m, £18.9m and £11.2m respectively. Impairment charge is increased for the 6 months ended 30 June 2004 and for the 12 months ended 31 December 2004 by £3.5m and £11.3m respectively compared to UK GAAP.

Restatement of 2004 Financial Information on the Proforma Basis (continued)

Fair value accounting and hedging

Under IAS 39, certain financial instruments are carried at fair value, including all derivatives. The carrying value of hedged items may be adjusted to mitigate volatility caused by carrying instruments at fair value, subject to the hedge accounting criteria in IAS 39 being met.

Compared to the Group's Balance Sheet at 31 December 2004 prepared under the Proforma Basis, application of fair value accounting reduces the Group's net assets and total equity by £12.5m net of tax.

Appendix 2 – Principal IFRS accounting policies

Appendix 2 – Principal IFRS accounting policies

The Group's accounting policies adopted in 2005 on implementation of IFRS are set out below. The Directors consider that these accounting policies are the most appropriate to the Group's circumstances, have been consistently applied, and are supported by reasonable and prudent estimates and judgements.

(a) Basis of preparation

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Group, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that have been or are expected to be endorsed by the EU and effective (or available for early adoption) for periods ending 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these IFRSs, the directors have made assumptions about the accounting policies expected to be applied when the annual IFRS financial statements are prepared for the year ending 31 December 2005, and those accounting policies are set out in this Appendix 2.

In particular, the Directors have assumed that the amendment to IAS 19 "Employee Benefits" issued by the International Accounting Standards Board ("IASB") on 16 December 2004 will be adopted by the EU in sufficient time that it will be available for use in the annual IFRS financial statements for the year ending 31 December 2005.

In addition, the adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared.

The financial information in this document has been prepared on the historical cost basis except that for the 2005 information certain financial instruments are carried at their fair value, and fair value adjustment balances are carried in respect of hedge accounting.

Section 240 Statement
The financial information in this document is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures included in this document for the financial year ended 31 December 2004 are not the company's statutory accounts for that financial year. Those statutory accounts, which were prepared under UK Generally Accepted Accounting Principles, have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

(b) Basis of consolidation

The consolidated financial statements incorporate on a fully consolidated basis the financial statements of the Company and those entities (including special purpose entities) which are controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. Where subsidiaries have been acquired during a period, their results are consolidated in the financial statements from the date control is transferred to the Group. Where subsidiaries have been disposed of, their results are consolidated to the date of disposal. All intra-group balances, income and expenses are eliminated in preparing the Group financial statements. On the acquisition of a business, fair values are attributed to the assets and liabilities acquired. Any excess of the consideration given over the fair value of the net assets acquired is capitalised as goodwill.

(c) Income recognition

(i) Interest income and expense
For all financial instruments measured at amortised cost (including loans and advances), interest income and expense are recognised in the income statement on an Effective Interest Rate ("EIR") basis.

The EIR basis spreads the interest income or interest expense over the expected life of the instrument. The EIR is the rate that at the inception of the instrument exactly discounts expected future cash payments and receipts through the expected life of the instrument back to the initial carrying amount. When calculating the EIR, the Group estimates cash flows considering all contractual terms of the instrument (for example prepayment options) but does not consider future credit losses. The calculation includes all items paid and received that are an integral part of the EIR, directly attributable incremental fees and costs, premiums on acquisition of mortgage portfolios and all other premiums and discounts.

(ii) Fee and commission income
Where VAT is charged, income is stated net of VAT.

Commission receivable from the sale of third party Regulated Financial Services products is recognised as income within "fee and commission income" when the policy goes "on risk", net of any provision for repayment in the event of early termination by the customer. If premiums are payable on deferred terms, the interest element of the premiums is separated and recognised on an EIR basis over the deferred payment period.

Fee and commission income arises on various other non-lending activities and is accounted for within "fee and commission income" in the income statement on an accruals basis as the services are performed. Fee and commission income also includes non-interest items relating to lending.

(d) Employee benefits

(i) Post-retirement benefits
The Group operates a number of retirement benefit plans for its employees, including defined contribution plans, defined benefit plans and other post-retirement benefits (principally healthcare). The Group charges the costs of these plans against profits in accordance with IAS 19 "Employee Benefits" as amended in December 2004.

A defined contribution plan is a pension plan where the Group pays fixed contributions into a separate entity. The contributions are expensed when employees have rendered the related services, which is generally in the year of contribution.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The net deficit or surplus on the plan is carried in the balance sheet, comprising the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent qualified actuaries using the projected unit credit method. Actuarial gains and losses are charged to reserves in full in the period in which they occur, and do not pass through the income statement.

Post-retirement medical benefits are accounted for in the same way as pension benefits, with the present value of the liability being carried on the Balance Sheet.

(ii) Share based compensation
The Group has set up various share based incentive schemes for employees and officers, including a Sharesave Scheme. The Group accounts for grants of shares, share options and other equity instruments which were made after 7 November 2002 and which had not vested as at 1 January 2005 in accordance with IFRS 2 "Share-Based

Payment", under which the fair value of awards is measured at the date of grant, and charged against profit over the period to vesting.

(e) Taxation

The charge for taxation is based on the profit for the period and takes into account taxation deferred because of temporary differences between the treatment of certain items for taxation and for accounting purposes. Tax relating to items which are taken directly to equity is also taken directly to equity. Deferred taxation is provided for in full in accordance with IAS 12 "Income Taxes" including on tax losses carried forward, and is not discounted to take account of expected timing of realisation. Deferred tax assets are recognised only to the

extent that it is probable that future taxable profits will be available against which the taxable differences can be utilised. The Inland Revenue has deferred its decision on taxation of first time adoption adjustments arising under IAS 32 and IAS 39 (the financial instruments standards), but it has been assumed that all taxable first time adoption adjustments give rise to tax adjustments to reserves at a rate of 30%.

(f) Dividends

In accordance with IAS 10 "Events After the Balance Sheet Date", dividends payable on ordinary shares are recognised in equity once they are appropriately authorised and are no longer at the discretion of the Company. Dividends declared after the balance sheet date but before authorisation of the financial statements remain within Shareholders' Funds.

(g) Classification of financial instruments

In accordance with IAS 39 each financial asset is classified at initial recognition into one of four categories:

(i) Financial assets at fair value through profit or loss;
(ii) Held-to-maturity investments;
(iii) Loans and receivables; or
(iv) Available-for-sale;

and each financial liability into one of two categories:

(v) At amortised cost; or
(vi) At fair value through profit or loss.

The EU has issued an amendment to IAS 39 (the "carve out" of IAS 39) which restricts the option to classify financial liabilities as being at fair value; liabilities can be classified this way only if certain specific tests are satisfied, though all derivatives must be carried at fair value.

Financial instruments are not reclassified into or out of the "fair value through profit or loss" categories after initial classification.

On initial recognition, financial instruments are carried at fair value. This initial fair value includes directly attributable transaction costs, other than for items in the categories "financial assets/liabilities at fair value through profit or loss" (categories i and vi above). Subsequent measurement is either at amortised cost (categories ii, iii and v above) or at fair value (categories i, iv and vi above), depending on the category of financial instrument.

The ***amortised cost*** is the amount measured at initial recognition less cumulative amortisation using the EIR method. This balance is reduced where appropriate by an allowance for balances which are considered to be impaired or uncollectable.

On sale of an instrument carried at amortised cost the profit or loss is recognised immediately in the income statement.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Where a market exists, fair values are based on quoted market prices. The Group holds some instruments which do not have active markets; where this is the case, fair value is calculated using present value models which incorporate assumptions based on market conditions and are consistent with accepted economic methodologies for pricing financial instruments.

Movements in fair value are recognised in the "fair value net gains/(losses)" line in the income statement, except in the case of instruments classified as "available-for-sale", in which case the fair value movements are taken to reserves. On sale of an available-for-sale instrument the accumulated fair value movements are transferred from reserves to the "gains less losses on sale of debt securities" line of the income statement, or the equivalent line for other types of instrument.

Appendix 2 – Principal IFRS accounting policies (continued)

Certain certificates of deposit, fixed and floating rate notes and mortgage-backed securities are classified as available-for-sale.

(h) Impairment of loans and receivables

Loans and receivables are reviewed for indications of possible impairment throughout the year and at each published balance sheet date, in accordance with IAS 39. For each individual loan which exhibits indications of impairment, the carrying value of the loan at the balance sheet date is reduced to the net present value of the expected future cash flows associated with the loan, calculated at the loan's original EIR. All loans that have been assessed as having no individual impairment are then assessed collectively, grouped by loans with similar risk characteristics; assessment is made of impairment arising due to events which are believed to have occurred but had not yet been reported by the balance sheet date.

(i) Securitisation vehicles

The Group has securitised various residential mortgage loans, generally by sale to special purpose entities which in turn issue securities to investors. The special purpose entities are consolidated line by line into the Group financial statements if they are, in substance, controlled by the Group.

(j) Debt securities held

Debt securities intended for use on a continuing basis in the Group's activities are classified either as available-for-sale (generally discretionary fixed book instruments purchased to hedge Group reserves) or as at fair value through profit or loss, and are accounted for, in accordance with IAS 39. In each case they are carried at fair value.

(k) Derivative financial instruments and hedge accounting

Derivatives are used by the Group to manage exposures to interest rate risks, foreign currency risks and risks arising from forecast transactions, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". The EU has issued an amendment to IAS 39 (the "carve out" of IAS 39) which relaxes the IAS 39 rules on hedging. Group policy is to apply and account for hedging in accordance with IAS 39, without use of the carve-out relaxation. The Group does not use derivatives for speculative purposes.

All derivatives are carried at fair value in the balance sheet; as assets when the fair value is positive and as liabilities when the fair value is negative. Changes in the fair value of the derivatives are charged to the income statement, in the "fair value net gains/(losses)" line. However, by applying the hedge accounting rules set out in IAS 39, the changes in fair value of derivatives which are used to hedge particular risks can either be offset in the income statement (fair value hedging) or deferred to equity (cash flow hedging). The Group uses fair value hedges and cash flow hedges.

Fair value hedges: Where a derivative financial instrument hedges the changes in fair value of an asset or liability, any gain or loss on the hedging instrument is recognised in the income statement, in the "fair value net gains/(losses)" line. Provided that the hedge meets the requirements of IAS 39 to be classed as "highly effective", the associated hedged items are carried in the balance sheet at fair value in respect of the hedged risk, with any gain or loss also recognised in the income statement, in the "fair value net gains/(losses)" line. Hence profit volatility is mitigated, with any hedge ineffectiveness recognised immediately in the income statement. Where a fair value hedge relationship is terminated or deemed ineffective (other than as a result of derecognition of the hedged item) the fair value adjustment relating to the terminated hedge relationship is amortised to the "fair value net gains/(losses)" line of the income statement over the period to the date of maturity of the hedged item. The derivative continues to be carried at fair value. The Group applies macro hedging to portfolios of instruments, as well as using item by item hedging.

Cash flow hedges: Where a derivative financial instrument hedges the variability in cash flows of an asset or liability, or of a highly probable forecast transaction, the effective portion of the change in fair value of the derivative is taken to the cash flow hedge reserve in equity. Hence any ineffectiveness is recognised immediately

in the income statement. The amount taken to equity is released to the "fair value net gains/(losses)" line of the income statement in the period in which the hedged item affects the income statement. Where a cash flow hedge relationship is terminated or deemed ineffective any cumulative gain or loss remaining in equity continues to be held in equity, and is transferred to the income statement only when the forecast transaction is recognised. If the forecast transaction is no longer expected to occur, the gain or loss still held in equity is immediately recognised in the income statement, in the "fair value net gains/(losses)" line.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Certain financial instruments have derivatives embedded within them ("embedded derivatives"). Where the economic characteristics and risks of the embedded derivative are not closely related to those of the host instrument, and where the host instrument is not carried at fair value, the embedded derivative is separated from the host and carried in the balance sheet at fair value, with gains and losses on the embedded derivative being recognised in the income statement, in "fair value net gains/(losses)".

(l) Property, plant and equipment

The cost of additions and major alterations to land and buildings, equipment, fixtures and motor vehicles is capitalised. All property, plant and equipment is stated at historical cost less depreciation.

Depreciation is provided so as to write off the cost, less the estimated residual value, of each significant component of each item of property, plant and equipment over that component's estimated useful life, as follows:

Land – not depreciated;
Freehold and long leasehold buildings at 2% per annum on a straight line basis;
Short leasehold properties (ie those with shorter than 50 years' life at inception) over the remainder of the lease on a straight line basis;
Fixtures and fittings at 20% per annum on a straight line basis;
Motor vehicles at 25% per annum on a reducing balance basis;
Computer equipment at rates ranging from 20% to 33% per annum on a straight line basis;
Other equipment and major alterations to buildings at 10% per annum on a straight line basis.

(m) Leases

Leases are accounted for as finance leases or operating leases, in accordance with IAS 17 "Leases". A finance lease is a lease that transfers substantially all the risks and rewards of ownership of an asset; any other lease is an operating lease.

Rentals under operating leases are charged to administrative expenses on a straight line basis to the date of change in the rental amount. Typically, operating leases have rent review dates in their terms, several years apart, and between those dates the annual rent remains constant. Lease premiums paid are generally amortised over the full lease period, on a straight line basis.

Assets acquired under finance leases are capitalised at the commencement of the lease term at the lower of the fair value of the leased assets and the present value of the minimum lease payments, with the corresponding obligations being included in other liabilities. The assets are depreciated in the same way as owned assets. The finance lease costs are charged against profit by applying the EIR to the outstanding liabilities, with the charge being taken in the income statement in "interest expense and similar charges".

Appendix 2 – Principal IFRS accounting policies (continued)

(n) Intangible assets

(i) Goodwill
On acquisition of a business, goodwill represents the difference between the fair value of the consideration given and the net aggregate fair value of the identifiable assets acquired. Goodwill is not subject to regular amortisation, but is reviewed annually for impairment. Any impairment identified is charged immediately against profit, and is not subsequently reversed, and goodwill is carried at cost less accumulated impairment losses. Gains and losses on the disposal of a business include the carrying amount of any goodwill relating to the business sold.

In respect of acquisitions prior to 1 January 2004, goodwill is included on the basis of its deemed cost, being the carrying amount at 1 January 2004 under previous UK GAAP.

(ii) Purchased computer software
Software licences are capitalised as intangible assets if they have a sufficiently enduring nature. They are then depreciated on a straight line basis over their useful economic lives, which may be up to 5 years. Those which have a life expectancy of less than two years are not capitalised but are expensed immediately.

(iii) Developed computer software
Costs that are directly associated with developing identifiable computer software systems are capitalised if and only if the criteria in IAS 38 "Intangible Assets" are satisfied; the main criteria are that the successful completion of the development project is reasonably certain and that the software is expected to generate future economic benefits. Each item of capitalised developed computer software is amortised on a straight line basis over its estimated useful life.

(iv) Transactional based websites
Qualifying internet development costs for transactional based websites are capitalised and amortised at 50% per annum on a straight line basis.

(o) Debt securities in issue

On initial recognition, debt issued is measured at its fair value net of transaction costs directly attributable to the debt issued, in accordance with IAS 39. Subsequent measurement is at amortised cost using the EIR method to amortise incremental attributable issue and transaction costs over the life of the instrument; these costs are charged along with interest on the debt to "interest expense and similar charges".

It is the Group's policy to hedge fixed interest rate risk on debt issued and to apply fair value hedge accounting.

(p) Provisions

Provisions are recognised when, and only when, the following criteria are met:

(i) There is a present obligation (legal or constructive) as a result of a past event; and
(ii) It is probable that an outflow of resources will be required to settle the obligation; and
(iii) A reliable estimate can be made of the amount of the obligation.

Provisions are discounted to net present value using rates which reflect the risks specific to the provision, if the effect of discounting is material.

Provisions are reviewed at each balance sheet date, and are released if they no longer meet the above criteria.

(q) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances which had a maturity of less than 3 months as at the date of acquisition.

Appendix 2 – Principal IFRS accounting policies (continued)

(r) Foreign currencies

Foreign currency transactions, assets and liabilities are accounted for in accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Group is pounds sterling (GBP). Transactions which are not denominated in pounds sterling are translated into sterling at the spot rate of exchange on the date of the transaction. Monetary assets and liabilities which are not denominated in pounds sterling are translated into sterling at the closing rate of exchange at the balance sheet date.

Any foreign exchange gains or losses arising from settlement of transactions at rates different from those at the date of the transaction, and any unrealised foreign currency exchange gains and losses on unsettled foreign currency monetary assets and liabilities, are included in the income statement for the period, in "interest receivable and similar income" or "interest expense and similar charges" depending on whether the underlying instrument is an asset or a liability.

The assets and liabilities of subsidiaries which have a functional currency other than pounds sterling are translated into sterling at the closing rate of exchange at the balance sheet date, and the income statements and cash flows of those entities are translated into sterling at the average exchange rate for the income statement period.

Shareholder Information

2005 interim dividend calendar

24 August 2005	Ex-dividend date
26 August 2005	Record date
7 October 2005	Payment of interim dividend for 2005

Shareholders' interests in shares at 30 June 2005*

Size of holding	Number of shareholders	%	Number of shares	%
1 – 250	1,025,866	93.310	254,727,553	40.151
251 – 500	53,216	4.841	25,238,665	3.978
501 – 1,000	10,975	0.998	8,429,576	1.329
1,001 – 5,000	8,048	0.732	16,499,260	2.601
5,001 – 10,000	575	0.053	4,097,612	0.646
10,001 – 100,000	465	0.042	16,387,035	2.583
100,001 – 200,000	87	0.008	12,254,178	1.932
200,001 – 500,000	80	0.007	25,638,275	4.041
500,001 – 1,000,000	32	0.003	22,650,715	3.570
1,000,001 – 5,000,000	57	0.005	118,334,367	18.652
5,000,001 – 100,000,000	14	0.001	130,167,298	20.517
Total	1,099,415	100.000	634,424,534	100.000

*The interests above include holdings in the Bradford & Bingley Nominee Account, and certificated and uncertificated holdings.

Contacts

Bradford & Bingley's 2005 interim results presentation will be broadcast live at 09.30 am on Tuesday, 9th August, via the following web address:

www.bbg.co.uk

Should you have any queries please contact one of the following:

Press Office:

Nickie Aiken

Tel: +44 20 7067 5627
Fax: +44 20 7067 5656
Email: nickie.aiken@bbg.co.uk

Simon Moyse, Finsbury

Tel: +44 20 7251 3801
Email: simon.moyse@finsbury.com

Morgan Bone, Finsbury

Tel: +44 20 7251 3801
Email: morgan.bone@finsbury.com

Investor Relations:

Katherine Conway

Tel: 01274 554928
Fax: 01274 551022
Email: katherine.conway@bbg.co.uk

Phillip McLelland

Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk